PROSPECTUS

Spicy Pickle Franchising, Inc.

21,442,981 Shares of Common Stock

This prospectus relates to 21,442,981 shares of our common stock, par value $0.001 per share, that may be sold from time to time by the selling shareholders listed under the caption “Selling Shareholders.” We will receive no proceeds from the sales of shares made by selling shareholders. The selling shareholders may sell those shares from time to time in the public securities market. The selling shareholders may determine the prices at which they will sell the common stock, which prices may be the market prices prevailing at the time of such sale or some other price. See “Plan of Distribution.”

Our common stock is traded on the OTC Bulletin Board (the “OTCBB”) under the symbol “SPKL.” On April 1, 2009, the last reported sale price of our common stock was $0.18 per share.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING AT PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO ONE IS ALLOWED TO DISTRIBUTE THE COMMON STOCK OFFERED BY THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT THAT WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL OUR COMMON STOCK - AND DOES NOT SOLICIT OFFERS TO BUY - IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this prospectus is April 16, 2009.

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY	3
RISK FACTORS	5
NOTE REGARDING FORWARD-LOOKING STATEMENTS	13
USE OF PROCEEDS	13
SELLING SHAREHOLDERS	14
PLAN OF DISTRIBUTION	17
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS	18
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	29
BUSINESS	29
MANAGEMENT	36
EXECUTIVE COMPENSATION	37
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	40
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	42
DESCRIPTION OF SECURITIES	42
LEGAL MATTERS	44
EXPERTS	44
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	44
WHERE YOU CAN FIND MORE INFORMATION	45
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	45

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. In this prospectus, references to the “Company,” “we,” “us” and “our” are to Spicy Pickle Franchising, Inc.

Our Company

Our business is the franchise and operation of Spicy Pickle™ and Bread Garden Urban Café restaurants. Spicy Pickle is a fast casual restaurant where made-to-order panini, submarine-style sandwiches, pizzetti (Neapolitan thin crust pizza), and salads created by our founders are served using fresh-baked breads and high-quality ingredients.  Spicy Pickle restaurants are located in 12 states in the United States.  Bread Garden Urban Café restaurants also specialize in fast casual dining offering salads, soups, sandwiches and dessert items.  Bread Garden Urban Cafés are located in metropolitan Vancouver, British Columbia, Canada.

We market our menu primarily through targeted local store marketing efforts, mail drops, media advertising, and print campaigns, as well as through other grass roots efforts. The “Spicy Pickle” brand name has existed for eight years.   The “Bread Garden Urban Café” brand name has existed since 1979.  We are headquartered in Denver, Colorado.

The first Spicy Pickle restaurant was launched in 1999 by founders Kevin Morrison and Anthony Walker under the name Spicy Pickle, LLC. In late 2001, there were three restaurants, two in Denver and one in Lakewood, a Denver suburb. By January 2003, we organized Spicy Pickle Franchising, LLC and launched the Spicy Pickle brand as a national franchise and recruited Marc Geman, former president of the PretzelMaker franchise, as our Chief Executive Officer.

As of December 31, 2008, we had 32 franchised restaurants and seven company-owned restaurant opened.  Co-located with one of the restaurants is a bakery which provides fresh baked breads to the local area Denver restaurants.  This bakery has replaced the previous supplier of our artisan breads and is expected to result in a food cost savings for the franchisees in that market. Spicy Pickle restaurants outside this market are equipped for bread baking at the store location.

Our franchise agreements include build-out schedules for franchisee restaurants. Through December 31, 2008, the Company has signed agreements with franchisees to open 102 restaurants under the Spicy Pickle Brand.  Based on current franchise agreements and construction schedules, we believe there will be approximately 40 Spicy Pickle, franchisee-owned and operated restaurants and at least 7 company-operated restaurants open by the end of 2009.  The Company continues to interview prospective franchisees and relies on the cash deposits from the franchise sales as well as royalty fees from the existing stores to support the expenses of the business.

Our locations and marketing efforts are directed principally to white collar administrative, managerial, professional, and sales personnel, who are generally found in and near downtown districts, technological centers, universities, hospitals and government complexes.

We currently derive our revenue from the sale of franchises, from royalties paid by franchisees and from the sale of food and beverages at the company owned restaurants.  Our business is headquartered in Colorado, and we have a high concentration of restaurants in the Rocky Mountain region. Additionally, we have franchises opened and planned in a number of other regions in the United States.

Summary of the Offering

The Company
We formed in 2003 as Spicy Pickle Franchising, LLC. On September 8, 2006, we converted from a Colorado limited liability company to a Colorado corporation and changed our name to Spicy Pickle Franchising, Inc. to reflect our legal structure.

Our executive offices are located at 90 Madison Street, Suite 700, Denver, Colorado 80206, and our telephone number is (303) 297-1902. Our Internet site is www.spicypickle.com.

Capital Structure
We are authorized to issue 200,000,000 shares of common stock, with a par value of $0.001 per share, and 20,000,000 shares of preferred stock, with a par value of $0.001 per share. As of April 1, 2009, we had 54,387,347 shares of common stock outstanding and 649 shares of Series A Preferred Stock outstanding.  At their initial conversion price, the outstanding shares of Series A Preferred Stock convert, at the option of the holders, to a maximum of 6,488,800 shares of our common stock.  In connection with the issuance of the Series A Preferred Stock, we issued warrants to purchase up to a maximum of 5,287,500 shares of our common stock.  We also have issued 6,070,000 stock options to officers, employees and directors for the purchase of our common stock.

The Offering
The selling shareholders are offering: (a) 6,488,800 shares of common stock issuable upon conversion of currently outstanding Series A Preferred Stock, (b) 5,287,500 shares of common stock issuable upon exercise of currently outstanding common stock purchase warrants, and (c) 9,666,681 shares of common stock issuable upon payment of dividends on the Series A Preferred Stock in shares in lieu of cash through December 14, 2011.

Trading Market	OTCBB under the symbol “SPKL”

Offering Period
We are registering the selling shareholders’ shares under a shelf registration to allow the selling shareholders the opportunity to sell their shares. The shares of common stock being registered include such indeterminate number of shares of common stock as may be issuable with respect to the shares of common stock being registered hereunder as a result of stock splits, stock dividends or similar transactions. The shares of common stock being registered do not include additional shares of common stock issuable as a result of changes in market price of the common stock, issuance by us of shares of equity securities below a certain price or other anti-dilutive adjustments or variables not covered by Rule 416 (“Rule 416”) under the Securities Act of 1933, as amended (“Securities Act”).

Risk Factors	The shares being offered are speculative and involve very high risks, including those listed in “Risk Factors.”

Net Proceeds
We will not receive any proceeds from the sale of any shares by selling shareholders. However, we may receive up to an aggregate of $8,460,000 from the exercise by selling shareholders of warrants to purchase the common stock we are registering under this registration statement.

Summary Financial Data:

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Statement of Operations Data	Year Ended December 31,
	2008	2007	2006
Revenues	$4,417,646	$1,273,993	$892,009
Operating expenses	$10,028,347	$4,909,092	$2,305,536
Net income (loss)	$(5,612,749)	$(3,601,884)	$(1,382,985)
Weighted average shares outstanding	49,487,007	44,315,486	36,514,512
Net income (loss) per common share basic and fully diluted	$(0.12)	$(0.08)	$(0.04)

Cash flow used in operations	$(3,775,810)	$(2,425,198)	$(590,640)

Cash and cash equivalents (end of period)	$287,482	$5,405,069	$1,198,982

Balance Sheet Data
Total current assets	$1,897,639	$5,701,439	$1,323,719
Total assets	$5,565,190	$6,440,059	$1,481,808
Total current liabilities	$1,596,919	$1,303,223	$889,963
Total stockholders’ equity	$3,223,264	$5,136,836	$591,845

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occur, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face.

RISKS RELATING TO OUR BUSINESS

We have historically incurred losses and may continue to incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

In the future we expect to increase our operating expenses by expanding our marketing activities and increasing our level of capital expenditures in order to grow our business and further develop and maintain our services. Such increases in operating expense levels and capital expenditures may adversely affect our operating results if we are unable to immediately realize benefits from such expenditures. In addition, if we are unable to manage a significant increase in operating expenses, our liquidity will likely decrease and negatively impact our cash flow and ability to sustain operations. In turn, this would have a negative impact on our financial condition and share price.

We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue growth does not continue, we may experience a loss in one or more future periods. We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition. This would also have a negative impact on our share price.

Our operating results are closely tied to the success of our franchisees.

Our operating results are dependent upon our selling additional franchises and our receipt of royalties from our existing franchisees. Franchisees may lack access to the financial or management resources that they need to open or continue operating their restaurants. New franchisees may not be able to find suitable sites on which to develop restaurants, negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and government approvals or meet construction schedules. Our franchisees generally depend upon financing from banks and other financial institutions to finance the cost of opening a new restaurant. If franchisees cannot obtain financing and restaurants do not open, our royalties from those restaurants will not exist. Any decrease or delay in our planned revenues could slow our planned growth.

Food safety and food-borne illness concerns may have an adverse effect on our business.

We dedicate substantial resources to ensuring that our customers enjoy safe, quality food products. However, food-borne illnesses (such as E. coli, hepatitis A, trichinosis or salmonella) and food safety issues are an ongoing issue in the restaurant industry. If a food-borne illness or other food safety issues occur, whether at our restaurants or those of our competitors, it is likely that negative publicity would adversely affect our sales and profitability. If our customers become ill from food-borne illnesses, we might need to temporarily close some restaurants. Separately, the occurrence of food-borne illnesses or food safety issues could adversely affect the price and availability of affected ingredients.

Changes in commodity and other operating costs or supply chain and business disruptions could adversely affect our results of operations.

Changes in food and supply costs are a part of our business; any increase in the prices of our key ingredients, such as beef, chicken, cheese and produce could adversely affect our operating results. We remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls, labor disputes and government regulations. In addition to food, we purchase electricity, oil and natural gas needed to operate our restaurants, and suppliers purchase gasoline needed to transport food and supplies to us. Any significant increase in energy costs could adversely affect our business through higher rates and the imposition of fuel surcharges by our suppliers. Because we provide moderately priced food, we may choose not to, or be unable to, pass along commodity price increases to our customers. Additionally, significant increases in gasoline prices could result in a decrease in customer traffic at our restaurants. We rely on third-party distribution companies to deliver food and supplies to our stores. Interruption of distribution services due to financial distress or other issues could impact our operations. Our operating costs also include premiums that we pay for our insurance (including workers’ compensation, general liability, property and health), which may increase over time, thereby further increasing our costs. Finally, our industry is susceptible to natural disasters, which could result in restaurant closures and business disruptions.

We could be party to litigation that could adversely affect us by increasing our expenses or subjecting us to material money damages and other remedies.

We are susceptible to claims filed by customers alleging that we are responsible for an illness or injury they suffered at or after a visit to our restaurants. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment for significant monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results.

In addition, the restaurant industry has been subject to claims that relate to the nutritional content of food products, as well as claims that the menus and practices of restaurant chains have led to the obesity of some guests. We also may be subject to this type of claim in the future and, even if we are not, publicity about these matters (particularly directed at the quick-service and fast casual segments of the industry) may harm our reputation and adversely affect our results.

Compliance with governmental regulations may adversely affect our business operations.

We and our franchisees are subject to various federal, state, provincial, and local regulations. Each of our restaurants is subject to state, provincial, and local licensing and regulation by health, sanitation, food and workplace safety and other agencies. Requirements of local authorities with respect to zoning, land use, licensing, permitting and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. The expenses associated with any facilities modifications required by these laws could be material. Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, family leave mandates and a variety of similar state laws that govern these and other employment law matters. The compliance costs associated with these laws and evolving regulations could be substantial.

The operation of our franchise system is also subject to franchise laws and regulations enacted by a number of states and rules promulgated by the U.S. Federal Trade Commission.  We are also subject to rules and regulations under Canadian law.  Any future legislation regulating our franchise relationships may negatively affect our operations, particularly our relationships with our franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales.

We may not attain our target development goals.

We are pursuing a disciplined growth strategy, which will depend in large part on our ability and the ability of our franchisees to increase sales volumes in existing restaurants, open new restaurants, and operate these restaurants profitably. We cannot guarantee that we, or our franchisees, will be able to achieve our expansion goals or that new or converted restaurants will be operated profitably. Further, there is no assurance that any restaurant we open or convert will obtain operating results similar to those of our existing restaurants. The success of our planned expansion, including our branding initiatives, will depend upon numerous factors, many of which are beyond our control.

The fast casual segment of the restaurant industry is highly competitive.

The fast casual segment of the restaurant industry is highly competitive and fragmented. In addition, fast casual restaurants compete against other segments of the restaurant industry, including quick-service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region. All of these restaurants compete based on a number of factors, including taste, quickness of service, value, name recognition, restaurant location and customer service. Competition within the fast casual restaurant segment, however, focuses primarily on the taste, quality and freshness of the menu items and the ambience and condition of each restaurant.

We focus on price and quality of food products, new product development, advertising levels and promotional initiatives, customer service, reputation, restaurant location, and attractiveness and maintenance of properties. If our company-owned restaurants and franchised restaurants are unable to compete successfully with other restaurants in new and existing markets, our business could be adversely affected. In the restaurant industry, labor is a primary operating cost component. Competition for qualified employees also could require us to pay higher wages to attract a sufficient number of employees. In addition, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could harm our results of operations.

We may not persuade customers of the benefits of paying our prices for higher-quality food.

Our success as a fast casual restaurant depends in large part on our ability to persuade customers that food made with higher-quality ingredients is worth the prices they will pay at our restaurants relative to prices offered by some of our competitors, particularly those in the quick-service segment. We may not be able to successfully educate customers about the quality of our food or food quality may not matter to them even if they do understand we must charge more for higher-quality food. If that were to happen, we might need to change our pricing, advertising or promotional strategies, which could materially and adversely affect our results or the brand identity that we have tried to create.

Health concerns arising from outbreaks of Avian flu may have an adverse effect on our business.

In 2004 and 2005, Asian and European countries experienced outbreaks of Avian flu, and some commentators have hypothesized that further outbreaks could occur and reach pandemic levels. While fully cooked chicken has been determined to be safe for consumption, and while we have taken and continue to take measures to anticipate and minimize the effect of these outbreaks on our business, any further outbreaks could adversely affect the price and availability of poultry and cause customers to shift their preferences. In addition, outbreaks on a widespread basis could also affect our ability to attract and retain employees.

We are dependent on key personnel, the loss of whom could significantly harm our business, results of operations and financial condition.

Our success depends to a significant extent upon the efforts and abilities of our key personnel, including Marc Geman, Chairman and Chief Executive Officer, Anthony Walker, Chief Operating Officer and co-founder, and Kevin Morrison, Chief Culinary Officer and co-founder, as well as other key creative and strategic marketing and operational personnel. Competition for highly qualified personnel is intense. The loss of any executive officer, manager or other key employee could have a material adverse effect upon our business, operating results and financial condition. If we are not able to efficiently replace our key personnel with qualified individuals, our business and operational activities could suffer. In turn, if our operational activities decline, our financial performance and overall financial condition will also suffer. We cannot assure you that a replacement for these key employees could be located if their services were no longer available. At present, we do not have key man insurance for Mr. Geman, Mr. Walker, or Mr. Morrison.

We are a high-risk early stage company.

We are a high-risk early stage company with limited operating history in a competitive industry. Our limited operating history provides a limited basis on which to base an evaluation of our business and prospects. In addition, our revenue model relies substantially on the assumption that we will be able to successfully expand our sales and distribution channels in key markets. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the earliest stages of development. To be successful, we must, among other things:

•	continue to expand the number of franchise and corporate locations;
•	attract and maintain customer loyalty;
•	continue to establish and increase brand awareness;
•	provide products to customers at attractive prices;
•	establish and maintain relationships with strategic partners and affiliates;
•	rapidly respond to competitive developments;
•	build an operations and customer service structure to support our business; and
•	attract, retain and motivate qualified personnel.

We cannot guarantee that we will be able to achieve these goals, and our failure to do so could have a material adverse effect on our business. If our business suffers as a result of failing to meet any one or all of these goals, our performance and financial condition will suffer.

We may need additional financing to support business growth, and this capital might not be available on acceptable terms, or at all, which could adversely affect our financial condition.

We may need additional funds to develop and expand our franchises, company restaurants and product lines. Lack of funds may cause us to delay, reduce or abandon aspects of our expansion or product development programs.

Moreover, we cannot assure you that our financial resources will be sufficient to finance our operations on an ongoing basis, or that we will be able to obtain additional funding when our current financial resources are exhausted. We expect that our revenues and operating results will fluctuate significantly in the future. We could require additional financing to support existing and new franchises, and to finance the development, production and distribution of new products.

Our operating results may fluctuate in future periods and, as a result, we may fail to meet investor expectations, which could cause the price of our common stock to decline.

As a result of our history of incurring net losses, the relatively short time frame of the operations of several of our franchises and the highly competitive nature of the industry, we may not be able to accurately predict our operating results on a quarterly basis, if at all. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside of our control, including:

•	our ability to establish and strengthen brand awareness;
•	our success, and the success of our strategic partners, in promoting our products;
•	the overall market demand for food products of the type offered by us and in general;
•	pricing changes for food products as a result of competition or other factors;
•	the amount and timing of the costs relating to our marketing efforts or other initiatives;
•	the timing of contracts with strategic partners and other parties;
•	our ability to compete in a highly competitive market, and the introduction of new products by us; and
•	economic conditions specific to the food industry and general economic conditions.

We believe period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely upon them as indicators of future performance. It is also possible that, in the future, our operating results will be below the expectations of public market analysts and investors due to quarterly fluctuations rather than our overall performance. In that event, the trading price of our common stock may decline.

We could have difficulty in the management of potential growth, which could adversely affect our business, results of operations and financial condition.

We anticipate that a period of significant expansion will be required to capitalize on the potential growth in our customer base, market opportunities and personnel. This expansion will place a significant strain on our management, operational and financial resources, and we will be required to implement new operational and financial systems, procedures and controls, and to expand, train and manage our and our franchisees’ growing employee base. We also will be required to expand our finance, administrative and operations staff.

Further, we anticipate entering into relationships with various strategic partners and third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel for planned operations, or that our management will be able to identify, manage and exploit existing and potential strategic relationship and market opportunities. Our failure to manage growth effectively could have a material adverse effect on our business because we might be unable to meet the operational and training demands of our franchisees or maintain a level of inventory sufficient to support demand. This could cause us to lose customers, which would have an adverse effect on our results of operations and financial condition.

We may not be able to successfully integrate and oversee the growth of new franchises, which could adversely affect our business, results of operations and financial condition.

In addition to organic growth to expand our operations and market presence, we intend to pursue a growth strategy driven by selling franchises and territories in key locations as well as opening additional company-owned and operated stores. Any such transactions would be accompanied by the risks commonly encountered in such transactions, including, among others, the difficulty of assimilating operations, technology and personnel of the combined franchises, the potential disruption of our ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize our financial and strategic position through the successful integration of the new franchises, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls and policies and the impairment of relationships with existing employees and customers. We may not be successful in overcoming these risks or any other potential problems. Any additional franchises may have a material adverse effect on our business if any of the risks stated above materialize, and each of the risks stated above could bring about adverse operating results which, in turn, would negatively impact our financial condition.

We will incur increased costs as a result of being a public company and this may adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission (the “SEC”) and the OTC Bulletin Board (the “OTCBB”). We expect these rules and regulations to increase our legal and financial compliance costs and make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to retain the trading status of our common stock on the OTCBB.

The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC. We may be unable to attract and retain qualified officers, directors and members of board committees required for our effective management as a result of the recent and currently proposed changes in the rules and regulations that govern publicly held companies. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

If we fail to comply with federal and state statutes, regulations and rules governing our offer and sale of franchises and our relationship with our franchisees, we may be subject to franchisee-initiated litigation and governmental or judicial fines or sanctions.

We are subject to the Federal Trade Commission and to various state laws that govern the offer and sale of franchises. Additionally, many state laws regulate various aspects of the franchise relationship, including the following:

•	the nature, timing and sufficiency of disclosures to franchisees upon the initiation of the franchisor-potential franchisee relationship;
•	our conduct during the franchisor-franchisee relationship; and
•	renewals and terminations of franchises.

Any past or future failures by us to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in franchisee-initiated lawsuits, a ban or temporary suspension on future franchise sales, or civil and administrative penalties or other fines, or require us to make offers of rescission, disgorgement or restitution, any of which could adversely affect our business and operating results. We could also face lawsuits by our franchisees based upon alleged violations of these laws. In the case of willful violations, criminal sanctions could be brought against us.

Our franchisees could take actions that could be harmful to our business.

Our franchisees are contractually obligated to operate their restaurants in accordance with our standards and all applicable laws. Although we attempt to properly train and support franchisees, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchised restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Spicy Pickle image and reputation could be harmed, which in turn could adversely affect our business and operating results. Further, a franchisee’s inability to remain financially viable could result in its failure to pay various franchise-related fees owed to us. Finally, regardless of the actual validity of such a claim, we may be named as a party in an action relating to, and/or be held liable for, the conduct of our franchisees if it is shown that we exercise a sufficient level of control over a particular franchisee’s operation.

RISKS RELATING TO OWNERSHIP OF OUR COMMON STOCK

Our common stock price has been volatile, which could result in substantial losses for investors purchasing shares of our common stock.

The market price of our common stock has fluctuated significantly in the past. Our common stock started trading on the OTCBB under the symbol “SPKL” on August 20, 2007.  Since it started trading, the high and low prices of a share of our common stock have been $2.02 and $0.145, respectively.  On April 1, 2009, the last reported sale price of a share of our common stock was $0.18. The market price of our common stock may continue to fluctuate in response to the following factors, in addition to others, many of which are beyond our control:

•	conversion of our Series A Variable Rate Convertible Preferred Stock (“Series A Preferred Stock”) and exercise of our warrants and the sale of their underlying common stock;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	economic conditions specific to the industries within which we operate;
•	announcements by us or our competitors of new franchises, food products or marketing partnerships;
•	actual or anticipated fluctuations in our operating results;
•	changes in the number of our franchises; and
•	loss of key employees.

In addition, the stock market in general, and the OTCBB specifically, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against public companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and, potentially, economic loss and a diversion of our management’s attention and resources.

The market price of our common stock is likely to be highly volatile, which could cause investment losses for our shareholders and result in shareholder litigation with substantial costs, economic loss and diversion of our resources.

The conversion of our Series A Preferred Stock and the exercise of outstanding options and warrants to purchase our common stock could substantially dilute your investment, impede our ability to obtain additional financing, and cause us to incur additional expenses.

Under the terms of our Series A Preferred Stock and existing warrants to purchase our common stock, and outstanding options to acquire our common stock issued to employees and others, the holders are given an opportunity to profit from a rise in the market price of our common stock that, upon the conversion of our Series A Preferred Stock and the exercise of the warrants and/or options, could result in dilution in the interests of our other shareholders. The terms on which we may obtain additional financing may be adversely affected by the existence and potentially dilutive impact of our Series A Preferred Stock, options and warrants. In addition, holders of the Series A Preferred Stock and warrants have registration rights with respect to the common stock underlying such Series A Preferred Stock and warrants, the registration of which has caused, and may continue to cause, us to incur substantial expenses.

The voting power and value of your investment could decline if our Series A Preferred Stock and warrants are converted or exercised at a reduced price due to our issuance of lower-priced shares that trigger rights of the holders of our Series A Preferred Stock and warrants to receive additional shares of our stock.

As part of our recent issuance of Series A Preferred Stock, we issued a significant number of warrants to the purchasers of the Series A Preferred Stock, the conversion or exercise of which could have a substantial negative impact on the price of our common stock and could result in a dramatic decrease in the value of your investment. The initial conversion price of our Series A Preferred Stock and the initial exercise price of the warrants will be subject to downward anti-dilution adjustments in most cases, from time to time, where we issue securities at a purchase, exercise or conversion price that is less than the then-applicable conversion price of our Series A Preferred Stock or exercise price of the warrants. Consequently, the voting power and value of your investment in each such event would decline if our Series A Preferred Stock or the warrants are converted or exercised for shares of our common stock at the new lower price as a result of sales of our securities made below the then-applicable conversion price of the Series A Preferred Stock and/or the exercise price of the warrants.

We may continue to pay for consulting and professional services fees with our stock, and this would be dilutive to investors.

In the past, we have issued shares to consultants and professional services providers as a means of paying certain professional service fees and consulting agreements. We may continue to use our stock in the future as a means of paying for these kinds of services and believe that doing so will enable us to retain a greater percentage of our operating capital to pay for operations, product development and marketing.

Price and volume fluctuations in our stock might negatively impact our ability to effectively use our stock to pay for services, or it could cause us to offer stock as compensation for services on terms that are not favorable to us and our shareholders. If we did resort to granting stock in lieu of cash for consulting and professional services fees under unfavorable circumstances, it would result in increased dilution to investors.

Our executive officers and directors own a significant amount of our common stock, which probably will allow them to control the outcome of matters submitted to our shareholders for vote.

As of April 1, 2009, management owns a significant number of our issued and outstanding shares of common stock. Management owns approximately 32.11% of our issued and outstanding common stock, and other remaining shareholders own approximately 67.89% of our issued and outstanding common stock. Because management owns a significant block of the common stock, management probably will have the ability to elect a majority of the Board of Directors and thereby control our management. Although they are under no obligation to do so, if our executive officers and directors (and their affiliates) were to vote together, they probably also would have the ability to control the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions, and other extraordinary transactions. This concentration of ownership may have the effect of delaying or preventing a change of control, even if a change of control would benefit shareholders.

We have not paid cash dividends to our common stockholders, and it is unlikely that we will pay cash dividends to our common stockholders in the foreseeable future.

To the extent that we have earnings, we plan to use earnings to fund our operations. We do not plan to pay any cash dividends on our common stock in the foreseeable future. We cannot guarantee that we will generate, at any time, sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. You should not expect to receive cash dividends on our common stock.

Our common stock is considered to be a “penny stock” as defined by Section 3(a)(51) and Rule 3a51-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, is subject to penny stock regulations. These regulations could make it more difficult for you to sell shares you acquire.

Our common stock is subject to regulations of the SEC relating to the market for penny stocks. These regulations generally require broker-dealers who sell penny stocks to persons other than established customers and accredited investors to deliver a disclosure schedule explaining the penny stock market and the risks associated with that market. These regulations also impose various sales practice requirements on broker-dealers. The regulations that apply to penny stocks may severely affect the market liquidity for our securities, and that could limit your ability to sell your securities in the secondary market.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition” and “Description of Business,” contains forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	the risk of failing to sell sufficient Spicy Pickle franchises;
•	the risk of failing to locate appropriate store locations for franchisees; and
•	the risk of lack of customer and market acceptance of Spicy Pickle restaurant offerings.

These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information presented on, or that can be accessed through, our website is not a part of this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered under this prospectus by the selling shareholders. Rather, the selling shareholders will receive those proceeds directly.

Upon exercise of the warrants issued to the purchasers of the Series A Preferred Stock, the underlying shares of common stock of which are offered for sale hereunder, we expect to receive aggregate proceeds of approximately $8,460,000. We expect to use any cash proceeds from the exercise of warrants for general working capital purposes.

SELLING SHAREHOLDERS

We are registering 21,442,981 shares of common stock that the selling shareholders may acquire upon conversion of the Series A Preferred Stock, exercise of warrants or payment of dividends on the Series A Preferred Stock in shares of common stock. The shares of common stock being registered include such indeterminate number of shares of common stock as may be issuable with respect to the shares of common stock being registered hereunder only as a result of stock splits, stock dividends or similar transactions. The shares of common stock being registered do not include additional shares of common stock issuable as a result of changes in market price of the common stock, issuance by us of equity securities below a certain price or other anti-dilutive adjustments or variables not covered by Rule 416. All shares that may be issued will be restricted securities as that term is defined in Rule 144 under the Securities Act, and will remain restricted unless and until such shares are sold pursuant to this prospectus, or otherwise are sold in compliance with Rule 144.

No shareholder may offer or sell shares of our common stock under this prospectus unless such shareholder has notified us of such shareholder’s intention to sell shares of our common stock and the registration statement of which this prospectus is a part has been declared effective by the SEC and remains effective at the time such selling shareholder offers or sells such shares. We are required to amend the registration statement of which this prospectus is a part to reflect material developments in our business and current financial information. Each time we file a post-effective amendment to our registration statement with the SEC, it must first become effective prior to the offer or sale of shares of our common stock by the selling shareholders.

The table below lists the selling shareholders and other information regarding the beneficial ownership of shares of common stock by the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder as of April 1, 2009, which includes the shares of common stock issuable upon conversion of all shares of the Series A Preferred Stock and exercise of all warrants held on that date, without regard to any limitations on conversion or exercise, and shares of common stock that the Company could issue as dividends on the Series A Preferred Stock in lieu of cash through December 14, 2011.  The third column lists the number of shares of common stock being offered by this prospectus by the selling shareholders. The fourth column lists the number of shares of common stock that will be beneficially owned by the selling shareholders after this offering assuming that all of the shares offered pursuant to this prospectus are sold and that other shares of common stock beneficially owned by them as of April 1, 2009 but not offered under this prospectus are not sold.

For purposes of illustration only, the following table assumes that all of the selling shareholders will sell all of the shares they are offering under this prospectus. Alternatively, these shareholders may choose not to sell any shares currently held by them, or they may sell some lesser portion of their holdings. In these three possible circumstances, respectively, the selling shareholders would then own no shares, all of the shares they currently hold, or some number of shares less than the number of shares they currently hold.

The common stock covered by this prospectus is to be offered for the account of the following selling shareholders listed below. All positions, offices and material relationships that any selling shareholder has had with us or any of our predecessors or affiliates in the past three years are disclosed in footnotes to the table.

Name of Selling Shareholder	Number of Shares Owned Before Offering	Number of Shares Being Offered (1)	Number of Shares Owned After Offering (2)	Percent of Shares Owned After Offering (3)
Enable Growth Partners LP (4) (5)	11,206,777	11,047,542	159,235	*
Enable Opportunity Partners LP (4) (6)	1,939,395	1,911,452	27,943	*
Pierce Diversified Strategy Master Fund LLC, ena (4) (7)	389,950	388,770	1,180	*
Presley Reed and Patricia Stacey Reed (8)	7,329,482	3,887,698	3,441,784	4.50%
Steven and Judith Combs (9)	784,557	388,770	395,787	*

MarketByte LLC Defined Benefit Plan Trust (10)	403,850	388,770	15,080	*
Marilyn D. Herter Trust (11)	403,850	388,770	15,080	*
Desert Lake Advisors Inc. Defined Benefit Plan (12)	503,850	388,770	115,080	*
David Andrew Piper and Deborah Cooke-Smith (13)	403,850	388,770	15,080	*
Raymond J. BonAnno and Joan E. BonAnno (14)	3,364,295	388,770	2,975,525	3.89%
Keith and Angela Oxenreider (15)	388,770	388,770	-	-
R. James BonAnno, Jr. (16)	388,770	388,770	-	-
Mark Abdou (17)	356,315	313,235	43,080	*
Bristol Investment Fund, Ltd. (18)	784,124	784,124	-	-
	28,647,835	21,442,981	7,204,854
____________________
* Less than one percent

(1)
Except as otherwise indicated, 30.26% of such shares represent shares issuable upon conversion of the selling shareholder’s Series A Preferred Stock at the initial conversion price of $0.85 per share, 24.66% of such shares represent shares issuable upon exercise of such shareholder’s warrants, and 45.08% of such shares represent shares issuable as dividends on such shareholder’s Series A Preferred Stock in lieu of cash through December 14, 2011.

(2)
Assumes that all of the shares offered under this prospectus by the selling shareholders are sold and that shares owned by such shareholder before this offering but not offered by this prospectus are not sold.

(3)
All percentages of shares outstanding after the offering are based on 54,387,347 shares of common stock outstanding as of April 1, 2009, plus 21,442,981 additional shares of common stock outstanding assuming conversion of all shares of the Series A Preferred Stock, exercise of all warrants held by the selling shareholders, and the payment of future dividends on the Series A Preferred Stock in shares of common stock in lieu of cash through December 14, 2011, and all other shares of common stock subject to options, warrants and convertible securities within 60 days of April 1, 2009 are deemed to be outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed to be outstanding for computing the percentage of any other person.

(4)
Mitch Levine has voting and investment power over the shares registered in the name of Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena. These selling shareholders have contractually agreed to restrict their ability to convert their Series A Preferred Stock or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them and their affiliates in the aggregate after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act. In light of that restriction, the number of shares of common stock set forth in the table for these selling shareholders exceeds the number of shares of common stock that they could own beneficially at any one time through their ownership of the Series A Preferred Stock and the warrants.

(5)
Includes 159,235 shares owned by Enable Growth Partners LP, 3,410,000 shares based on conversion of Series A Preferred Stock, 2,557,500 shares based on exercise of warrants, and 5,080,042 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock.

(6)
Includes 27,943 shares owned by Enable Opportunity Partners LP, 590,000 shares based on conversion of Series A Preferred Stock, 442,500 shares based on exercise of warrants, and 878,952 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock.

(7)
Includes 1,180 shares owned by Pierce Diversified Strategy Master Fund LLC, ENA, 120,000 shares based on conversion of Series A Preferred Stock, 90,000 shares based on exercise of warrants, and 178,770 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock.

(8)
Presley Reed is a director of the Company. Includes 1,695,376 shares owned jointly by Presley and Patricia Reed, 1,146,408 shares owned by the Presley Reed 1999 Family Trust, of which Patricia Reed is the beneficiary, 1,200,000 shares based on conversion of Series A Preferred Stock owned jointly by Mr. Reed and his wife, 900,000 shares based on exercise of warrants jointly owned by Mr. Reed and his wife, 1,787,698 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock owned jointly by Mr. Reed and his wife, and 600,000 shares based on options exercisable within 60 days of April 1, 2009 owned by Mr. Reed.

(9)
Includes 395,787 shares owned jointly by Steven and Judith Combs, 120,000 shares based on conversion of Series A Preferred Stock jointly owned by Steven and Judith Combs, 90,000 shares based on exercise of warrants jointly owned by Steven and Judith Combs, and 178,770 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock jointly owned by Steven and Judith Combs.

(10)
Lawrence D. Isen has voting and investment power over the shares registered in the name of the MarketByte LLC Defined Benefit Plan Trust. Includes 15,080 owned by the MarketByte LLC Defined Benefit Plan Trust,   120,000 shares based on conversion of Series A Preferred Stock owned by the MarketByte LLC Defined Benefit Plan Trust, 90,000 shares based on exercise of warrants owned by the MarketByte LLC Defined Benefit Plan Trust, and 178,770 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock owned by the MarketByte LLC Defined Benefit Plan Trust.

(11)
Marilyn D. Veigel has voting and investment power over the shares registered in the name of the Marilyn D. Herter Trust. Includes 15,080 shares owned by the Marilyn D. Herter Trust, 120,000 shares based on conversion of Series A Preferred Stock owned by the Marilyn D. Herter Trust, 90,000 shares based on exercise of warrants owned by the Marilyn D. Herter Trust, and 178,770 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock owned by the Marilyn D. Herter Trust.

(12)
Thomas P. Dobron has voting and investment power over the shares registered in the name of the Desert Lake Advisors Inc. Defined Benefit Plan. Includes 115,080 owned by the Desert Lake Advisors Inc. Defined Benefit Plan, 120,000 shares based on conversion of Series A Preferred Stock owned by the Desert Lake Advisors Inc. Defined Benefit Plan, 90,000 shares based on exercise of warrants owned by the Desert Lake Advisors Inc. Defined Benefit Plan, and 178,770 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 owned by the Desert Lake Advisors Inc. Defined Benefit Plan.

(13)
Includes 15,080 shares owned by Deborah Cooke-Smith, 120,000 shares based on conversion of Series A Preferred Stock jointly owned by David Andrew Piper and Deborah Cooke-Smith, 90,000 shares based on exercise of warrants jointly owned by David Andrew Piper and Deborah Cooke-Smith, and 178,770 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock jointly owned by David Andrew Piper and Deborah Cooke-Smith.

(14)
Raymond BonAnno is a director of the Company. Includes 2,360,445 shares owned of record by the BonAnno Family Partnership, over which Raymond BonAnno has voting and dispositive power, 120,000 shares based on conversion of Series A Preferred Stock jointly owned by Raymond J. and Joan E. BonAnno, 90,000 shares based on exercise of warrants jointly owned by Raymond J. and Joan E. BonAnno, 178,770 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock jointly owned by Raymond J. and Joan E. BonAnno, and 600,000 shares based on options exercisable within 60 days of April 1, 2009 owned by Mr. BonAnno.

(15)	Keith and Angela Oxenreider are the son-in-law and daughter, respectively, of Raymond BonAnno.

(16)	R. James BonAnno, Jr. is the son of Raymond BonAnno.

(17)	Includes 43,080 shares owned by Mr. Abdou, 170,000 shares based on conversion of Series A Preferred Stock owned by Mr. Abdou, 127,500 shares based on exercise of warrants owned by Mr. Abdou, and

313,235 shares based on payment of dividends in shares in lieu of cash through December 14, 2011 on Series A Preferred Stock owned by Mr. Abdou.

(18)
Of the shares being offered, 30.26% of such shares represent shares issuable upon conversion of the selling shareholder’s Series A Preferred Stock at the initial conversion price of $0.85 per share, 24.66% of such shares represent shares issuable upon exercise of such shareholder’s warrants, and 45.08% of such shares represent shares issuable as dividends on such shareholder’s Series A Preferred Stock in lieu of cash through December 14, 2011. Paul Kessler has voting and investment power over the shares registered in the name of Bristol Investment Fund, Ltd.

PLAN OF DISTRIBUTION

Each selling shareholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTCBB or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We have agreed to keep this prospectus effective until the earlier of the date on which (i) the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market Information

Our common stock is quoted on the OTCBB under the symbol “SPKL.” Trading of our stock on the OTCBB began on August 20, 2007. The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for our common stock as reported by NASDAQ in the Info Quotes section of its website located at www.nasdaq.com. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and may not represent actual transactions.

Quarter Ended	High Bid	Low Bid
December 31, 2008	$0.46	$0.17
September 30, 2008	$0.84	$0.39
June 30, 2008	$1.01	$0.67
March 31, 2008	$1.40	$0.80
December 31, 2007	$2.02	$0.92
September 30, 2007	$1.24	$0.48

Shareholders

We have approximately 70 record holders of our common stock as of April 1, 2009.

Dividends

We have not paid any cash dividends on our common stock, and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under any credit facilities or other contractual arrangements or related to the Series A Preferred Stock and such other factors deemed relevant by our Board of Directors.

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

Our business is the franchise and operation of Spicy Pickle™ and Bread Garden Urban Café restaurants. Spicy Pickle is a fast casual restaurant where made-to-order panini, submarine-style sandwiches, pizzetti (Neapolitan thin crust pizza), and salads created by our founders are served using fresh-baked breads and high-quality ingredients.  Spicy Pickle restaurants are located in 12 states in the United States.  Bread Garden Urban Café restaurants also specialize in fast casual dining offering salads, soups, sandwiches and dessert items.  Bread Garden Urban Cafés are located in metropolitan Vancouver, British Columbia, Canada.

We market our menu primarily through targeted local store marketing efforts, mail drops, media advertising, and print campaigns, as well as through other grass roots efforts. The “Spicy Pickle” brand name has existed for eight years.   The “Bread Garden Urban Café” brand name has existed since 1979.  We are headquartered in Denver, Colorado.

The first Spicy Pickle restaurant was launched in 1999 by founders Kevin Morrison and Anthony Walker under the name Spicy Pickle, LLC. In late 2001, there were three restaurants, two in Denver and one in Lakewood, a Denver suburb. By January 2003, we organized Spicy Pickle Franchising, LLC and launched the Spicy Pickle brand as a national franchise and recruited Marc Geman, former president of the PretzelMaker franchise, as our Chief Executive Officer.

As of December 31, 2008, we had 32 franchised restaurants and seven company-owned restaurant opened.  Co-located with one of the restaurants is a bakery which provides fresh baked breads to the local area Denver restaurants.  This bakery has replaced the previous supplier of our artisan breads and is expected to result in a food cost savings for the franchisees in that market. Spicy Pickle restaurants outside this market are equipped for bread baking at the store location.

Our franchise agreements include build-out schedules for franchisee restaurants. Through December 31, 2008, the Company has signed agreements with franchisees to open 102 restaurants under the Spicy Pickle Brand.  Based on current franchise agreements and construction schedules, we believe there will be approximately 40 Spicy Pickle, franchisee-owned and operated restaurants and at least 7 company-operated restaurants open by the end of 2009.  The Company continues to interview prospective franchisees and relies on the cash deposits from the franchise sales as well as royalty fees from the existing stores to support the expenses of the business.

Our locations and marketing efforts are directed principally to white collar administrative, managerial, professional, and sales personnel, who are generally found in and near downtown districts, technological centers, universities, hospitals and government complexes.

We currently derive our revenue from the sale of franchises, from royalties paid by franchisees and from the sale of food and beverages at the company owned restaurants.  Our business is headquartered in Colorado, and we have a high concentration of restaurants in the Rocky Mountain region. Additionally, we have franchises opened and planned in a number of other regions in the United States. Our restaurant Spicy Pickle locations (including both company-owned and franchisee-owned), including those under construction and lease negotiation as of December 31, 2008, are:

Location	Restaurants Operating	Under Construction	In Lease Negotiation
Denver, Colorado	5
Boulder, Colorado	2
Ft. Collins, Colorado	2
Aurora, Colorado	2
Littleton, Colorado	1
Centennial, Colorado	1
Lone Tree, Colorado	1
Greenwood Village, Colorado	1
Federal Heights, Colorado	1
Johnstown, Colorado	1
Colorado Springs, Colorado (1)	2
Louisville, Colorado	1
Englewood, Colorado	1
Ashburn, Virginia	1
Portland, Oregon	2
Poway, California	1
Henderson, Nevada	1
Reno, Nevada	2
Chicago, Illinois	1
Cincinnati, Ohio	1
Austin, Texas	2
San Diego, California	1
Chandler, Arizona	1
Brooklyn, New York (2)	1
Hattiesburg, Mississippi	1
Edmond, Oklahoma	1
Cedar Park, Texas	1
Portage, Michigan	1
Kalamazoo, Michigan		1
Houston, Texas		1	1
San Antonio, Texas			1
Las Vegas, Nevada			1
	39	2	3
_________________
(1)	One restaurant closed subsequent to December 31, 2008.
(2)	Closed subsequent to December 31, 2008.

On October 1, 2008, we acquired all of the operating assets of Bread Garden, a company which franchises fast casual restaurants under the trade name Bread Garden Urban Café.  The assets were acquired in exchange for 5,177,500 restricted shares of our common stock and warrants to purchase 3,038,750 shares of our common stock.

Our Bread Garden locations including those under construction and in lease negotiation as of December 31, 2008 are:

Location	Restaurants Operating	Under Construction	In Lease Negotiation
Vancouver, British Columbia	5	3
North Vancouver, British Columbia (1)	1
Richmond, British Columbia	1	1
Cloverdale, British Columbia	1
Surrey, British Columbia	1
Burnaby, British Columbia	1
Coquitlam, British Columbia	2
Kamloops, British Columbia		1
Brisbane, Australia		1
	12	6
_____________
(1)	Closed subsequent to December 31, 2008 and relocated to the Cloverdale location included above.

We intend to increase our revenues by adding new company-owned stores, selling new franchises and expanding consumption of our food products at all restaurants. General economic and industry conditions may affect our ability to do so and our revenue performance.

Critical Accounting Policies and Estimates

The financial statements included in this filing have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which contemplates continuation of the Company as a going concern.  We incurred a net loss of $5,612,749 for the year ended December 31, 2008 and have incurred significant net losses since inception.

We have been developing our franchise network through the sale of franchises and through acquisition.  We have relied on fund raising and the sales of new franchises to augment the cash we receive from continuing royalty payments for our cash flow.  The unanticipated economic conditions of 2008 resulted in a significant reduction in the sales of new franchises which has resulted in a significant decrease in our cash position.  As soon as it became apparent that the economic downturn would not correct itself in 2008, we significantly reduced our corporate overhead mostly in the area of personnel cost.

Our ability to fund our operations will depend on the length of time of the current economic downturn, our future performance and our ability to successfully implement our business and growth strategies.  In the event that we need additional capital and are unable to obtain it, we could be left without sufficient liquidity.  The nature of our business is that a portion of our revenue is a continuing stream from franchisees.  We will continually monitor our expenses and reduce those expenses as best we can to match the revenue flow.  We may elect to raise money during the year ended December 31, 2009 to meet any shortfalls from operations.  However a realization of a significant portion of the assets in the balance sheet is dependent on our continued operations, which in turn is dependent on the increase in sales of new franchises, the number of operating franchise restaurants, or the additional capital raised through a placement of our securities.

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates. A summary of accounting policies that have been applied to the historical financial statements presented in this prospectus can be found in the footnotes thereto.  We consider certain of these accounting policies to be critical as they are important to the portrayal of our financial condition and results of operations and may require judgments on the part of management about matters that are uncertain. We have identified the following accounting policies that are important to the presentation of financial information in this prospectus.

Revenue Recognition

Initial Franchise Fees - We enter into franchise agreements, which grant franchisees the exclusive right to develop and operate businesses at certain locations. Initial franchise fees are recognized as revenue when all material services and conditions required to be performed by us have been substantially completed, which is generally when the restaurant opens.  Initial franchise fees were established at $45,000 and $35,000 for the years ended December 31, 2008 and 2007, respectively.  Franchise fees recognized were $252,500 and $497,500 for the years ended December 31, 2008 and 2007 respectively.

Royalty Fees - Pursuant to the franchise agreements of both our Spicy Pickle and Bread Garden Urban Café brands, franchisees are required to pay royalties to us based on 5% of weekly gross sales as reported to us through the franchisees’ point of sales systems. The royalties are recognized as revenue in the period corresponding to the sales reporting period. Royalty fees were $819,489 and $577,334 for the years ended December 31, 2008 and 2007, respectively.

With regard to royalty fees, our franchisees grant us the right to extract data from their point of sale systems in each restaurant they operate. We receive weekly reports on sales at each franchise location and calculate our revenue directly from those reports. This allows for extremely accurate accounting of our revenue stream from royalty fees. We do not anticipate any future change in the method of reporting.

Rebates - We receive rebates from certain purveyors that supply products to our franchisees, these rebates are included in Franchise Fees and Royalties. The rebates are recorded when earned. Rebates that relate to company-owned restaurants are offset against restaurant cost of sales. Rebates related to franchisees were $235,305, and $151,020 for the years ended December 31, 2008 and 2007, respectively.

Product Sales – Prior to the fourth quarter of 2007, we sold logo products to our franchisees. Sales were recognized when products were shipped to the franchisee.  These types of sales are now handled by a third-party supplier who sells directly to our franchisees.

Restaurant and Bakery Sales - We record revenue from company-owned restaurant sales upon delivery of the related food and other products to customers. Our restaurant sales are either cash or credit card (which are pre-approved) sales and, therefore, no estimate for collectability is necessary.  We record revenue from bakery sales when sold to the bakery customers, which are our franchisees.

Advertising Costs

Franchisees must contribute to an advertising fund established by us at a rate of up to 2% for our Spicy Pickle brand and 1.5% for our Bread Garden Urban Café brand of total franchisee gross sales. In our discretion, we may spend more or less than our actual advertising receipts from the franchisees. Advertising fees collected were $375,477 and $291,881 for the years ended December 31, 2008 and 2007, respectively.  These fees are offset against actual advertising expenses, which are recognized when incurred. We incurred advertising expenses of $828,335 and $443,566 for the years ended December 31, 2008 and 2007, respectively. We paid those expenses from the advertising fund and from our own funds. The net amounts reflected as advertising costs in the financial statements are $452,858 and $151,685 for the years ended December 31, 2008 and 2007, respectively.

Rent Expense

We recognize rent expense on a straight-line basis over the reasonably assured lease term as defined in the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 98, “Accounting for Leases”. ‘ In addition, certain of our lease agreements provide for scheduled rent increases during the lease term or for rental payments commencing on a date other than the date of initial occupancy. We include any rent escalations and construction period and other rent holidays in our determination of straight-line rent expense. Therefore, rent expense for new locations is charged to expense beginning with the start of the construction period.

Equity-Based Compensation

On January 1, 2006, we adopted FASB SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.  In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our statement of operations. Prior to the adoption of SFAS 123(R), we had no stock-based compensation awarded to employees and directors.

Recent Pronouncements

We have reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on our financial condition or the results of our operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect that SFAS 141R will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time. We are still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We believe that SFAS 160 should not have a material impact on our financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on our future financial position or results of operations.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts--an interpretation of FASB Statement No. 60” (“SFAS 163”). SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. As such, we are required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. We are currently evaluating the impact of SFAS 163 on its financial statements but do not expect it to have an effect on our financial position or results of operations.

Also in May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt securities that, upon conversion, may be settled by the issuer fully or partially in cash. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years after December 15, 2008, and must be applied on a retrospective basis. Early adoption is not permitted. We do not expect it to have an effect on our financial position or results of operations.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, Earnings per Share. Under the guidance of FSP EITF 03-6-1, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. We do not expect it to have an effect on our financial position or results of operations.

Also in June 2008, the FASB ratified EITF No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application is not permitted. We are assessing the potential impact of this EITF 07-5 on the financial condition and results of operations and do not expect it to have an effect on our financial position or results of operations.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP FAS 133-1” and “FIN 45-4”). FSP 133-1 and FIN 45-4 amend disclosure requirements for sellers of credit derivatives and financial guarantees and also clarify the disclosure requirements of SFAS 161.   FSP FAS 133-1 and FIN 45-4 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. The adoption of FSP 133-1 and FIN 45-4 did not have a material impact on our current financial position or results of operation.

Results of Operations

Operating Statistics
The following analysis shows operating statistics for the years ended December 31, 2008 and 2007:

	2008		2007
Revenues:	Amount	As a Percentage of Total Revenue	Amount	As a Percentage of Total Revenue
Restaurant and bakery sales	$3,110,351	70.41%	$30,730	2.41%
Franchise fees and royalties	1,307,295	29.59%	1,243,263	97.59%
Total revenue	$4,417,646	100.00%	$1,273,993	100.00%

Operating costs and expenses:
Restaurant:		As a Percentage of Restaurant Sales		As a Percentage of Restaurant Sales
Cost of sales	$1,090,129	35.05%	$30,383	98.87%
Labor	1,434,518	46.12%	33,137	107.83%
Occupancy	436,889	14.05%	44,423	144.56%
Depreciation	256,147	8.24%	3,876
Other operating cost	490,073	15.76%	38,675	138.47%
Total restaurant operating expenses	$3,707,756	119.22%	$150,494	489.73%

Franchise and general:		As a Percentage of Franchise Fees and Royalties		As a Percentage of Franchise Fees and Royalties
General and administrative	6,291,136	515.19%	4,735,854	380.92%
Depreciation	29,455	2.41%	22,744	1.83%
Total franchise and general expenses	$6,320,591	517.60%	$4,758,598	382.75%

		As a Percentage of Total Revenue		As a Percentage of Total Revenue
Total operating costs and expenses	$10,028,347	227.01%	$4,909,092	385.33%

(Loss) from operations	(5,610,701)	(127.01%)	(3,635,099)	(285.33)%

Other income and (expense):
Loss on sale of assets	(32,015)	(0.72%)
Interest income	72,472	1.64%	51,252	4.02%
Other income (expense)	(42,505)	(0.96%)	(18,037)	(1.42)%
Total other income and (expense)	(2,048)	(0.04%)	33,215	2.60%

Net (loss)	$(5,612,750)	(127.05%)	$(3,601,884)	(282.72)%

For the twelve months ended December 31, 2008, total revenue increased $3,143,653 (247%) from $1,273,993 in 2007 to $4,417,646 in 2008. For the twelve months ended December 31, 2008, restaurant and bakery sales increased by $3,079,621 over the same period in 2007. This increase is the result of us building two new restaurants, acquiring four existing restaurants from franchisees and acquiring a partial interest in one existing restaurant in 2008.  In addition our bakery operation opened in the beginning of 2008.

For the year ended December 31, 2008, franchise fees and royalties increased $64,032 (5.15%) over the same period in 2007. The increase relates directly to the number of franchised restaurants sold and opened. For the year ended December 31, 2008, we recognized franchise fees of $252,500. Of this amount $145,000 represented 5 locations opened during this period and $167,500 represented deferred revenue recognized for 14 future franchise agreements that were terminated.  During the period ended December 31, 2007, we recognized franchise fees of $497,500. This represented 19 locations opened in 2007.  Deferred franchise revenue (not included in the statement of operations) increased $1,500 from $770,000 at December 31, 2007 to $771, 500 at December 31, 2008.  We experienced decreased sales of new franchises.  In 2008 we sold development agreements for 20 new restaurants as compared to 45 in 2007.  We believe that the tightening of bank credit and limited availability of financing for new enterprises contributed to this decrease.  At December 31, 2008, there were deferred fees for 70 new locations. Royalty fees increased $242,155 as a result higher system-wide revenue during 2008 than in 2007.  The year ended December 31, 2008, began with 35 franchised restaurants.  An additional six restaurants were opened during the year with four of those in the first quarter and one in each of the second and third quarters.  Five of the franchised restaurants were sold to us and we operated them as company owned units.  As a result of our acquisition of Bread Garden in October, we added ten franchised Bread Garden Urban Cafés for the fourth quarter of 2008.

Cost of restaurant and bakery operations increased $3,557,262 (2,364%) from $150,494 in 2007 to $3,707,756 in 2008 as a result of the increased number of restaurants and the bakery operating in 2008 as compared to 2007.  During 2008 we operated eight restaurants and the bakery as compared to only one restaurant for one month of 2007.

The following table sets forth details of the costs that make up general and administrative expenses and the differences for the year ended December 31, 2008 as compared to December 31, 2007.

	2008	2007	Difference
Personnel cost	$2,654,500	$1,935,067	$719,433
Stock options	840,395	403,368	437,027
Investor relations	825,610	731,343	94,267
Marketing, advertising and promotion	452,858	151,685	301,173
Travel and entertainment	394,135	440,982	(46,847)
Professional fees	378,337	348,931	29,406
MIS	178,741	113,015	65,726
Rent	174,933	138,865	36,068
Office supplies and expenses	88,813	109,972	(21,159)
Communication	60,951	112,200	(51,249)
Other general and administrative expenses	241,862	250,426	(8,564)
Total general and administrative expenses	$6,291,135	$4,735,854	$1,555,281

General and administrative expenses increased $1,555,281 (32.84%) from $4,735,854 for the year ended December 31, 2007 to $6,291,135 for the year ended December 31, 2008.  In general, during 2008, we continued to grow the infrastructure related to our franchise operations.  The growth was to meet expected needs as new franchise restaurants were anticipated to be opened.  In the first quarter of 2008 we entered into agreements for 23 new franchises.  Although we continued to have inquires and visits from potential franchisees in the second and third quarters of 2008 we did not sell any new franchises.  Towards the end of the third quarter of 2008 we began to scale back in the infrastructure we had in place.  Our most significant expense is personnel and related costs.  We reduced the number of employees from a high of 28 to 19 by the year end.  The number of employees as well as increased wages and benefits resulted in an increase in personnel cost of $719,433 (37.18%) from $1,935,067 in 2007 to

$2,654,500 in 2008.  We also reduced overhead expenses that have a direct bearing on the number of personnel employed as well as other areas such as travel and entertainment and communication.  We had a decrease in general and administrative expenses in the fourth quarter of 2008 as compared to the third quarter of 2008 of $389,207.  We will continue to review our general and administrative costs and respond to the effects of the general economy as timely as possible.

Stock option expense is a non-cash expense.  We estimate the fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model.  Stock option expense increased $437,027 (108%) from $403,368 for the year ended December 31, 2007 to $840,395 for the year ended December 31, 2008.  We granted 3,060,000 stock options during the year ended December 31, 2008. We granted 3,960,000 stock options during the year ended December 31, 2007.  At December 31, 2008 there were 6,146,250 options outstanding with an intrinsic value of $1,148,040 and 5,532,500 exercisable with an intrinsic value of $1,060,771.

Our stock began trading on the OTCBB in August 2007.  We engaged a number of investor relations firms to assist in attracting new shareholders in the Company.  We expensed $825,610 for these investor relations expenses in 2008 as compared to $731,343 in 2007.  Of the amount expensed in 2008 $71,191 was paid in cash and $754,419 was paid in our common stock.  We will continue to incur investor relations expenses in the future.

Franchisees must contribute to an advertising fund established by us at a rate of up to 2% for our Spicy Pickle brand and 1.5% for our Bread Garden Urban Café brand of total franchisee gross sales.  In our discretion, we may spend more or less than our actual advertising receipts from the franchisees.  Advertising fees collected were $375,477 and $291,881 for the years ended December 31, 2008 and 2007, respectively. These fees are offset against advertising expenses, which are recognized when incurred. The Company incurred advertising expense of $828,335 and $443,566 in 2008 and 2007, respectively, including those from the advertising fund and the Company’s own advertising expenses. The net amounts reflected in the financial statements are $452,858 and $151,685 in 2008 and 2007, respectively.  The increase in the amount reflected as expense in the income statement results primarily from an outdoor advertising campaign conducted in 2008.

Travel and entertainment decreased $46,847 (10.62%) from $440,982 in 2007 to $394,135 in 2008, primarily as a result a corporate decision to make fewer visits to franchised restaurants in the fourth quarter of 2008 and fewer new restaurant openings in 2008.

Professional fees increased $29,406 (8.43%) from $348,931 for 2007 to $378,337 for 2008.  The increase results primarily from higher accounting fees and legal as a result of increased activity related to regulatory filings deemed necessary with our Bread Garden acquisition.  In addition, we incurred higher consulting fees.

Other general and administrative expenses increased as our infrastructure grew before we began reduction backs in the infrastructure.

The net loss for the year ended December 31, 2008 was $5,612,749 compared to a loss of $3,601,884 for the same period in 2007 for an increased loss of $2,010,865 (55.83%). The loss from operations was $5,610,701 in the year ended December 31, 2008 compared to $3,635,099 for the year ended December 31, 2007. The increase in the loss from operations of $1,975,602 (54.35%) was primarily due to increased payroll expenses, investor relations, stock options and increases in other operating expenses.

Liquidity and Capital Resources

At December 31, 2008, we had a working capital deficit of $925,635, as compared to working capital of $4,398,216 at December 31, 2007.  Of the working capital deficit, $771,500 was deferred franchise fee revenue and does not represent a cash liability.  The decrease in working capital is primarily due to increased operating activities and losses.  During 2007, we completed two separate financings. The first was the public sale of 4,352,780 shares of our common stock for gross proceeds of $1,741,112 offset by offering expenses of $162,361 for net proceeds of $1,578,751.  The second was a private equity financing of $5,992,500.  The net proceeds from the offering were $5,622,996.  The Company issued 705 shares of its Series A Preferred Stock, par value $0.001 per share and stated value of $8,500 per share. Each share of the Series A Preferred Stock is immediately convertible into 1,000 shares of the Company’s $.001 par value common stock.  No fund raising activities were conducted in 2008.  Instead, we obtained a $550,000 line of credit from two of our directors in 2008.  We borrowed $100,000 against this line of credit in 2008.

During the year ended December 31, 2008, we used cash in operating activities of $3,775,810 as compared to cash used in operations of $2,425,198 for the same period in 2007. We also used cash for the acquisition of assets in the amount of $1,307,681 in 2008 as compared to $584,389 in 2007.  We receive payments from franchisees when they sign a franchise agreement. We do not include those payments in revenue until such time as the franchisee opens the restaurant. The amount recorded as deferred revenue at December 31, 2008 was $771,500, an increase of $1,500 compared to December 31, 2007. Although not recorded as revenue, any payments received will provide working capital.

At December 31, 2008, we had contractual obligations for operating leases of approximately $2,917,742, of which $458,743 was due in less than one year.

As of December 31, 2008, our aggregate minimum requirements under non-cancelable leases are as follows:

2009	$458,743
2010	435,447
2011	417,091
2012	378,369
2013	351,734
Later years	876,358
$2,917,742

We pay to each holder of Series A Preferred Stock cumulative dividends at a rate per share of 5% per annum until December 14, 2009, 7.5% per annum from December 15, 2009 until December 14, 2010, and 14% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on July 1, 2008,   In July 2008 we made the first required payment of $159,596 in cash.  In January 2009 we issued 798,555 shares of our $.001 par value common stock in settlement of $135,035 of the accrued dividend at December 31, 2008 and made a cash payment of $2,853 for the balance.  Whenever possible we will make dividend payments in our common stock in lieu of cash.  There is no guarantee that we will be able to continue to do so.

Summary – December 31, 2008

The unanticipated economic conditions of 2008 resulted in us not selling as many new franchises as we initially predicted.  The extent of the recession was not clear until the third or fourth quarter of 2008.  We reacted to the downturn as soon as it became apparent that it would not correct itself in 2008.  Our need to raise additional equity or debt financing and our ability to generate cash flow from operations will depend on the length of time we are in a recession, our future performance and our ability to successfully implement our stated business and growth strategies.  Many of these factors are beyond our control. If our working capital is insufficient to fund the implementation of our business plan we will be required to seek additional financing sooner than currently anticipated in order to proceed with our business goals.  In the event that we need additional capital and are unable to obtain it, we could be left without sufficient liquidity.  The nature of our business is that a portion of our revenue is a continuing stream from franchisees.  We will continually monitor our expenses and reduce those expenses as best we can to match the revenue flow.  In the past we have issued common stock to our consultants and professional services providers in lieu of cash payments for these services. We may continue this practice to conserve our cash to pay for operations, product development and inventory.

Off-Balance Sheet Arrangements

At December 31, 2008, we had no obligations that would qualify to be disclosed as off-balance sheet arrangements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 1, 2008, Gordon, Hughes & Banks, LLP (“GH&B”) resigned as our independent registered public accounting firm.  GH&B recently entered into an agreement with Eide Bailly LLP (“Eide Bailly”), pursuant to which Eide Bailly acquired the operations of GH&B and certain of the professional staff and shareholders of GH&B joined Eide Bailly either as employees or partners of Eide Bailly and will continue to practice as members of Eide Bailly.  Concurrent with the resignation of GH&B, we, through and with the approval of our Audit Committee, engaged Eide Bailly as our independent registered public accounting firm.

During our two most recent fiscal years and the period through November 1, 2008, there were no disagreements with GH&B on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GH&B, would have caused it to make reference to the subject matter of the disagreements in connection with its report.  Further, there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K occurring from during our two most recent fiscal years and the period through November 1, 2008.

During the period prior to the engagement of Eide Bailly, neither we nor anyone on our behalf consulted Eide Bailly regarding the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on our financial statements, or any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.  Further, Eide Bailly has not provided written or oral advice to us that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issues.

We provided a copy of the foregoing disclosures to GH&B prior to the date of the filing of our report on Form 8-K and requested that GH&B furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agreed with the statements in that report. A copy of the letter furnished in response to that request was filed as an exhibit to the Form 8-K.

BUSINESS

Our business is the franchise and operation of Spicy Pickle® and Bread Garden® Urban Café restaurants. Spicy Pickle is a fast casual restaurant where made-to-order panini, submarine-style sandwiches, pizzetti (Neapolitan thin crust pizza), and salads created by our founders are served using fresh-baked breads and high-quality ingredients.  Spicy Pickle restaurants are located in 12 states in the United States.  Bread Garden Urban Café restaurants also specialize in fast casual dining offering specialty coffee, breakfast pastry and sandwiches, salads, soups, lunch and dinner oven baked entrées, sandwiches, wraps, and dessert items served all day long.  Bread Garden Urban Cafés are located in metropolitan Vancouver, British Columbia, Canada.

Our goal is to deliver a delicious flavor profile, an exceptional customer experience, and an enjoyable atmosphere in our locations. We cannot assure you that we will be successful. We believe our menu items appeal to diners of all ages and preferences, and we expect to accommodate all day parts, including breakfast, lunch and dinner.

Spicy Pickle
Our franchisees must qualify on the basis of experience in other management and food service ventures and should have liquid assets of at least $150,000. In the Spicy Pickle organization franchise fees are $45,000 for the first restaurant and $20,000 for additional locations. Fees for additional locations are lower because the training and grand opening are handled by the experienced franchisee, although these services are still available for purchase from us if desired. Area development agreements are available to selected franchisees that wish to secure a territory for future development ($10,000 per store is pre-paid and the balance of $10,000 is paid when the area developer is ready to begin build-out for each new site).

Franchisees pay Spicy Pickle a 5% royalty on weekly gross sales and an additional 2% to support national and regional marketing efforts that produce brand development, agency support, point of purchase materials and print and broadcast advertising. In addition, we require franchisees to dedicate at least 1% of sales to local advertising. The estimated initial cost of a Spicy Pickle franchise is approximately $400,000 and varies based on location. Each location has an end-cap/in-line of approximately 2,000 square feet and seating for 40-60 guests inside with additional outdoor seating as available.

The first Spicy Pickle restaurant was launched in 1999 by Kevin Morrison and Anthony Walker, who remain part of our management team. Spicy Pickle Franchising, LLC was formed in January 2003 as a Colorado limited liability company. In January 2003, we launched the Spicy Pickle brand as a national franchise with Marc Geman, former president of the PretzelMaker franchise, as our Chief Executive Officer. We sold our first franchise in the spring of 2003 and opened our first franchise restaurant in the second half of 2003. On September 8, 2006, we converted from a limited liability company to a Colorado corporation named Spicy Pickle Franchising, Inc. (the “Company”).

Spicy Pickle has been recognized nationally and in its local markets as a purveyor of fast casual food to watch. The December 2006, 2007 and 2008 issues of Fast Casual Magazine feature Spicy Pickle as numbers 29th, 25th and 32nd, respectively, in its list of “2006 – 2007 Top 100 Movers and Shakers” “2007- 2008 Top 100 Movers and Shakers” and “2008 – 2009  Top 100 Movers and Shakers,” respectively. National Restaurant News selected Spicy Pickle as one of its 2006 Hot Concepts!

We intend to expand nationally by growing the chain of restaurants in and near downtown settings where daytime population is dense, as well as near tech centers, government complexes, universities, and medical centers where large amounts of administrative and professional people are employed. We have designed systems to maximize and replicate our success in a variety of settings. Complete programs have been developed for real estate, architecture, construction management, equipment procurement, food distribution, training, operations and marketing to promote the success of each franchisee. Owners generally purchase turn-key services from us.

In addition we intend to explore international expansion.  A potential master developer is in the process of opening a Bread Garden Urban Café in Brisbane, Australia.  If this initial unit proves successful we intend to enter into an agreement for the development of Australia.  We are also exploring the possibility of other international locations.

Bread Garden Urban Café
Bread Garden Urban Café (“Bread Garden”) is also classified as a fast casual concept.  Bread Garden has been a fixture in the Vancouver, British Columbia, Canada market for close to 30 years and is well recognized and branded.  Bread Garden restaurants have a full line of coffee and coffee related products as well as a larger offering of food items than a Spicy Pickle restaurant.  Bread Garden displays their offerings in glass refrigerated cases in a European style where customers can choose what they want, have it taken from the case and prepared.  Customers pay for and take their food to tables rather than have a runner bring it as in Spicy Pickle.

Bread Garden was started by two women with culinary backgrounds, similar to our start, in the late 1970’s and early 1980s.  One of the founders currently operates two upscale grocery stores in Vancouver which carry many of the original products found in the Bread Garden restaurants.  Essentially the restaurants were urban cafes serving breakfast pastries, quiches and coffee along with fresh baked breads for sandwiches.  In the mid 1980’s the founders became involved with Spectra Group which owns and operates restaurants and put the Bread Garden concept into Spectra. At one time Spectra Group owned, operated and licensed a multi-concept group of 109 restaurants and express kiosks within five concepts: Bread Garden, The Boathouse, Romano’s Macaroni Grill, Red Door Pan Asian Grill (Red Door) and Yankee Grill and Roaster.  Along with the Bread Garden, The Boathouse and Red Door were concepts owned and developed by Spectra Group. Romano’s Macaroni Grill is operated under a license agreement with Brinker International, Inc.  Spectra developed the Bread Garden concept to 17 units at one point but over time the concept changed and by the early part of this century there were 14 units.

In 2003 Mr. Zahir Dhanani was approached by a partner to take over the existing Bread Garden locations from Spectra Group.  At the time there were 17 restaurants but Spectra Group retained 3 of them to convert to their Red Door Pan Asian Grills.  Two of those have subsequently sold and the third never converted and is still the source of negotiations concerning the use of the name.  In 2004 Mr. Dhanani worked with the 14 restaurants eventually closing 4 of them but opening others including in late 2004 a restaurant at Metrotown a large mall in Richmond, British Columbia which is run by his family.  After these years of ownership Mr. Dhanani realized that he did not have restaurant experience or staff to improve or grow the concept.  Mr. Dhanani and principals of Spicy Pickle started discussing a possible merger/acquisition whereby Spicy Pickle’s culinary expertise and infrastructure could be used to help improve and grow the Bread Garden concept in Vancouver and Western Canada.  After several meetings and on site visits to study the concept, learn about the operations and distribution we concluded that this situation was an ideal acquisition.

There are two other aspects to the concept, one involving a Bread Garden express unit on the BC ferries running between Vancouver Island and the mainland and the other a Bread Garden express unit found in approximately 90 Chevron stations throughout western BC. These express locations are not part of the acquisition.

However, the overall brand identification of Bread Garden is exceptional. To some older Vancouverites who recall the original menu the Bread Garden’s current menu, other than its coffee, pastry and dessert program, does not measure up to the earlier days.  Our plan is to refresh the Bread Garden concept with fresh baked artisan breads and some of our signature sandwiches and if capital is available convert or open a Spicy Pickle in Vancouver to gauge sales versus existing Bread Garden units.

As with our Spicy Pickle concept franchisees must qualify on the basis of experience in other management and food service ventures and should have liquid assets of at least $150,000. In the Bread Garden organization franchise fees are CND$50,000 for each restaurant location.

Franchisees pay SPBG Franchising, Inc., a Canadian corporation and a wholly owned subsidiary of the Company, a 5% royalty on weekly gross sales and an additional 1.5% to support marketing efforts that produce brand development, agency support, point of purchase materials and print and broadcast advertising.  The estimated initial cost of a Bread Garden franchise is approximately CND$350,000 and varies based on location.  Each location has an end-cap/in-line of approximately 2,500 square feet and seating for 50-75 guests inside with additional outdoor seating as available.

Industry Background

Spicy Pickle and Bread Garden Urban Café restaurants are classified as “fast casual” restaurants in the restaurant industry. There is no single definition of fast casual, but in concept a fast casual restaurant does not offer full table service, but generally offers high-quality food and atmosphere with either numbered or personalized delivery of meals to the table or a central pick up area. Fast casual fills the space between fast-food where no table service is available and food is paid for and delivered to the customer at the register, and casual dining where full table service is available to the customer.

Growth Strategy

We believe that our ability to deliver value, quality, price and convenience will help us grow. Our target customer is 21-55 years of age, educated with at least some college experience, and the typical location for Spicy Pickle and Bread Garden restaurants is near a downtown area of a dense city, or near a tech center, government complex, university, or medical center where large numbers of administrative and professional employees are found.  We also look for big box centers anchored by a large tenant and in areas of both white collar workforce and high income households.

Our Spicy Pickle menu is moderately priced with an average ticket of $8.00 to $9.00. We have expanded our menu to include catering and expect to add breakfast. We are committed to providing sufficient variety to encourage guests to return often and try something new.

Our Bread Garden menu contains more diversity and serves more day parts than our Spicy Pickle menu with average ticket prices of CDN$7.00 to CDN$8.00.  The Bread Garden menu accommodates breakfast, lunch and dinner, as well as an all day casual coffee and dessert service.

We believe that our growth is the result of the appeal of our food, the clarity of our vision, the increasing strength of our brand and our commitment to constantly improving our customer experience.

As part of our growth strategy, in addition to our franchised restaurants, we will operate company-owned restaurants.  At December 31, 2007 we had one restaurant opened.  In February 2008, we purchased a partial interest in one Spicy Pickle restaurant from a franchisee.  In March 2008, we purchased three Spicy Pickle restaurants from another franchisee.  We also built two Spicy Pickle restaurants in Colorado.  Also in March 2008, we purchased a Spicy Pickle restaurant located in Chicago from another franchisee which we sold in December 2008 to a new franchisee.  We will continue to either build or acquire new restaurants in the future.  There are no other agreements in place at this time.

Competition

The fast casual segment of the restaurant industry is highly competitive and fragmented. In addition, fast casual restaurants compete against other segments of the restaurant industry, including quick-service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region. All of these restaurants compete based on a number of factors, including taste, quickness of service, value, name recognition, restaurant location and customer service. Competition within the fast casual restaurant segment, however, focuses primarily on the taste, quality and freshness of the menu items and the ambience and condition of each restaurant.

The industry is often affected by changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power. Each of the concepts competes with international, national and regional restaurant chains as well as locally owned restaurants, not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees.

Our Menu

Our Spicy Pickle menu offers customers a choice of seven signature submarine-style sandwiches, eight signature panini, six salads, six signature pizzetti and five soups, as well as a combo meal consisting of a one-half sandwich or panini and a small soup or salad. Customers can also build their own sandwich, salad or pizzetti choosing from three breads, 12 meats (or vegetables); eight cheeses, an unlimited number of our 22 toppings, and an unlimited number of our 14 spreads. Some menu items may vary from store to store. We feature high-quality ingredients consisting of all-natural products with no preservatives or MSG, except for the coloring in our yellow cheese. This is part of our strategy to attract the growing number of health-conscious consumers to our restaurants. We believe our restaurants deliver value, quality and convenience. Our menu is moderately priced with an average ticket of $8.00 to $9.00. Menu prices are set by franchisees at the store level and vary from location to location, sandwiches typically cost between $6.45 and $7.25 with small and large soups and salads ranging from $3.45 to $7.95. An individual size pizzetti ranges from $7.45 to $7.95.

Our Bread Garden menu offers customers a choice of five signature sandwiches, four wraps, three café sandwiches, a variety of oven baked entrées and pasta dishes, a variety of soups and salads as well as a number of breakfast item.  We also offer specialty coffees and tea in addition to an extensive pastry and dessert selection.

Our Current Locations

Our restaurant Spicy Pickle locations (including both company-owned and franchisee-owned), including those under construction and lease negotiation as of December 31, 2008, are:

Location	Restaurants Operating	Under Construction	In Lease Negotiation
Denver, Colorado	5
Boulder, Colorado	2
Ft. Collins, Colorado	2
Aurora, Colorado	2
Littleton, Colorado	1
Centennial, Colorado	1
Lone Tree, Colorado	1
Greenwood Village, Colorado	1
Federal Heights, Colorado	1
Johnstown, Colorado	1
Colorado Springs, Colorado (1)	2

Location	Restaurants Operating	Under Construction	In Lease Negotiation
Louisville, Colorado	1
Englewood, Colorado	1
Ashburn, Virginia	1
Portland, Oregon	2
Poway, California	1
Henderson, Nevada	1
Reno, Nevada	2
Chicago, Illinois	1
Cincinnati, Ohio	1
Austin, Texas	2
San Diego, California	1
Chandler, Arizona	1
Brooklyn, New York (2)	1
Hattiesburg, Mississippi	1
Edmond, Oklahoma	1
Cedar Park, Texas	1
Portage, Michigan	1
Kalamazoo, Michigan		1
Houston, Texas		1	1
San Antonio, Texas			1
Las Vegas, Nevada			1
	39	2	3
_____________
(1)	One restaurant closed subsequent to December 31, 2008.
(2)	Closed subsequent to December 31, 2008.

Our Bread Garden locations including those under construction and in lease negotiation as of December 31, 2008 are:

Location	Restaurants Operating	Under Construction	In Lease Negotiation
Vancouver, British Columbia	5	3
North Vancouver, British Columbia (1)	1
Richmond, British Columbia	1	1
Cloverdale, British Columbia	1
Surrey, British Columbia	1
Burnaby, British Columbia	1
Coquitlam, British Columbia	2
Kamloops, British Columbia		1
Brisbane, Australia		1
	12	6
_______________
(1)	Closed subsequent to December 31, 2008 and relocated to the Cloverdale location included above.

Franchise Site Development and Expansion

Our restaurant locations in both concepts are critical to our long-term success, and we devote significant resources to assessing each prospective site. We have developed specific criteria to evaluate each site. We continuously review these criteria and adjust them as warranted by changing circumstances in our business or local operating conditions.

We focus our site searches on metropolitan areas where daytime population is dense, as well as near tech centers, government complexes and medical centers where large numbers of administrative and professional people are employed. Preferred locations include shopping center end-caps and free standing buildings near large intersections, residential areas, offices, retail outlets, universities, recreational facilities and hospitals. We also consider traffic patterns, area restaurant competition, the likely impact on sales of our nearby restaurants, parking, accessibility, potential restaurant size and visibility. In larger metropolitan regions, we generally open restaurants in urban storefronts. We use a combination of our own development staff and outside real estate brokers to locate, evaluate and negotiate new sites.

The cost to open a restaurant depends on the type of real estate, the location of the site and the amount of construction required. We generally lease the premises and build-out the tenant improvements for our restaurants. We sometimes receive landlord development and/or rent allowances for leasehold improvements, furniture, fixtures and equipment.

Government Regulation

We are subject to various federal, state, provincial, and local laws affecting our business. Each of our restaurants must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the state, province, or municipality in which the restaurant is located. In addition, we must comply with various state and provincial laws that regulate the franchisor/franchisee relationship.

We are also subject to federal, state, and provincial laws governing employment and pay practices, overtime, tip credits and working conditions. The bulk of our employees are paid on an hourly basis at rates related to regulated minimum wages.

We are also subject to federal state and provincial child labor laws, which, among other things, prohibit the use of certain “hazardous equipment” by employees 18 years of age or younger. Under the American with Disabilities Act, we could be required to expend funds to modify our restaurants to better provide service to, or make reasonable accommodation for the employment of, disabled persons. We continue to monitor our facilities for compliance with the Americans with Disabilities Act in order to conform to its requirements. We believe future expenditures for such compliance would not have a material adverse effect on our operations.

Intellectual Property

We have registered the following marks with the United States Patent and Trademark Office: Spicy Pickle (Registration No. 2,905,597), Spicy Pickle Sub Shop & design (Registration No. 2,918,645) and Spicy Pickle Panini♦Salads♦Subs & design (Registration No. 3,182,753).  We also have a Canadian registration that is pending for the Spicy Pickle name and logo.

We have a license to use the following marks registered with the Canadian Intellectual Property Office:

Type	Mark	Registration Number
Word	Bread Garden	TMA385925
Design	Bread Garden Bakery Café	TMA389963
Word	Bread Garden Catering	TMA703333
Word	Wholesale Food for the Timed Shared	TMA589191
Word	The Break you Need…The Food You Love	TMA558692
Design	Bread Garden Catering	TMA727604
Design	Bread Garden Express	TMA703428
Word	Bread Garden Express	TMA703338
Design	Bread Garden Express	TMA703427
Design	Bread Garden Express	TMA703336

Employees

As of April 1, 2009, we have a total of 105 employees in our franchising, restaurant and bakery operations, of which 28 are full time.

Properties

We do not own any real property. We lease all of the real properties we use in our business. The table below sets forth information regarding each of those properties as of April 1, 2009. We believe that each of our leased facilities is suitable for the operations we conduct in it.

Use	Location	Current Monthly Rent	Square Footage	Remaining Term (in years) Including Expected Renewal Period	Comments
Corporate headquarters	90 Madison St. Denver, CO	$11,963	7,869	4.50	Rent increases each year through 2013.
Restaurant and bakery	1298 S. Broadway Denver, CO	$4,081	3,481	8.17	Rent increases in 2012.
Restaurant	10320 Federal Heights Blvd., #200 Federal Heights, CO	$2,609	1,453	10.67	Rent increases each year. Includes 2 five-year renewals.
Restaurant	8923 E. Union Ave. Greenwood Village, CO	$1,909	1,516	11.75	Rent increases each year. Includes 2 five- year renewals.
Restaurant	2043 S. University Blvd. Denver, CO	$3,740	2,200	9.42	Rent increases each year. Includes 2 five-year renewals.
Restaurant	123 N. College Ave. Ft. Collins, CO	$1,952	1,848	17.83	Includes 3 five-year options.
Restaurant	2120 E. Harmony Rd., #101 Ft. Collins, CO	$4,650	1,800	9.83	Includes 1 five-year option.
Restaurant	2300 Parker Rd. Aurora, CO	$5,250	1,800	9.00	Rent increases each year.

Legal Proceedings

We are not involved in any material legal proceedings.  None of our officers, directors or affiliates, nor any owner of record or beneficially of more than five percent of any class of our voting securities, nor any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

MANAGEMENT

Our executive officers and directors are as follows:

Name	Age	Position
Marc N. Geman	63	Chairman and Chief Executive Officer
Anthony S. Walker	36	Director and Chief Operating Officer
Kevin Morrison	43	Chief Culinary Officer
Arnold Tinter	63	Chief Financial Officer
Raymond BonAnno	68	Director
Presley Reed	62	Director

Background of Officers and Directors

Marc N. Geman - Mr. Geman is our Chief Executive Officer and Chairman of the Board of Directors of our Company. Mr. Geman has held these positions since our formation in January 2003. From 1994 to 1998, he was president of Pretzelmaker Holdings, Inc., a national franchisor of soft pretzels. From May 2001 to May 2003, Mr. Geman was the Chief Executive Officer and a director of Bayview Technology Group, LLC (“Bayview”), a company that manufactured and developed energy-efficient products. From May 2003 until October 2003, Mr. Geman was the Chairman of Bayview. From July 2003 until December 2004, he was a consultant to the purchaser of Bayview. Mr. Geman was a founder and Chief Executive Officer of Portfolio Management Consultants, Inc., an investment advisory firm managing assets for high net worth individuals from 1990 to 1995. Mr. Geman has been a licensed attorney since 1973.

Anthony S. Walker - Mr. Walker is our Chief Operating Officer and has been a director since our inception in January 2003. Together with Mr. Morrison, he is a co-founder of the concept that in August 1999 started operating Spicy Pickle Restaurants in Denver, Colorado. From 1996 until 1999, Mr. Walker was a chef at the Barolo Grill, a fine dining restaurant in Denver, Colorado. Mr. Walker has been recognized in magazines such as The New York Times, Cucina Italiana and Nations Restaurant News.

Kevin Morrison - Mr. Morrison is our Chief Culinary Officer; he has held a senior management position since our inception in January 2003. In 1999, Mr. Morrison co-founded the Spicy Pickle concept with Mr. Walker and opened the first Spicy Pickle restaurant in 1999, in Denver, Colorado. From 1995 through 2000, Mr. Morrison also owned and operated a wholesale food distribution business, Red Tomato Specialty Produce. Mr. Morrison also has served as chef di cuisine of Vinci Restaurant in Chicago and sous chef at the Barolo Grill in Denver.

Arnold Tinter - Mr. Tinter has been our Chief Financial Officer since September 1, 2006. From 1990 to the present, he has been the president of Corporate Finance Group, a company involved in financial consulting in the areas of strategic planning, mergers and acquisitions and capital formation. From May 2001 to May 2003, he served as Chief Financial Officer of Bayview Technology Group, LLC, a privately held company that manufactured and distributed energy-efficient products. From May 2003 to October 2004, he served as that company’s Chief Executive Officer. Mr. Tinter is a Certified Public Accountant.

Raymond J. BonAnno - Mr. BonAnno has served as a member of our Board of Directors since April 2006. He has spent more than 30 years in the automotive carrier truck industry. Mr. BonAnno was Director of Operations, Baker Driveaway Co., Inc. (1973-1975) and at E & L Transport, Inc. (1975-1977). In 1977, he was recruited by Ryder Systems, Inc. to be General Manager - Cadillac Division (1977-1982). With Ryder, he held assignments of increasing responsibility for 23 years until his departure in 1990. Mr. BonAnno has a BBA degree in finance from the University of Notre Dame (1963) and an MBA, Advanced Management Program from Michigan State University (1983). Mr. BonAnno is the recipient of the Ernst & Young LLP’s Rocky Mountain Entrepreneur of the Year award for 2007. In 1990, Mr. BonAnno purchased an interest in Fleet Car Carriers and now he and his family own that company. Mr. BonAnno currently serves on the University of Notre Dame Advisory Council for the College of Arts and Letters, the Board of Advisors for the University of Detroit Jesuit High School and Academy and the Advisory Board for the Alliance Real Estate Investment Fund. Mr. BonAnno also serves as a member of the Board of Directors of the Colorado Capital Bank, Cherry Creek Branch, and the Agents Title Insurance Company.

Presley Reed - Dr. Presley Reed has served as a member of our Board of Directors since April 2006 and is founder and Chairman of Reed Group with offices in Colorado and New York; Dr. Reed has held such position for many years. Dr. Reed is the Editor-in-Chief of The Medical Disability Advisor: Workplace Guidelines for Disability Duration. Dr. Reed is an expert in disability management, workplace absence and productivity, workers’ compensation, and occupational health. He is Board Certified by the American Board of Psychiatry and Neurology. He is a Fellow of the American College of Occupational and Environmental Medicine and is a former chair of its Committee on Occupational Mental Health. He is a Fellow of the American Academy of Disability Evaluating Physicians. He served as Founding Chairman of the American Board of Independent Medical Examiners and is a Certified Independent Medical Examiner. Dr. Reed received his BS in Medical Arts from the University of Kentucky and his medical degree from the University of Tennessee. He completed his residency in psychiatry at Tulane in New Orleans, and at Denver General Hospital.

There are no family relationships among the directors and executive officers. Except as set forth below, none of the directors or executive officers has, during the past five years:

(a)
had any petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of, such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(b)	been convicted in a criminal proceeding or subject to a pending criminal proceeding;
(c)
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

(d)
been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Code of Business Ethics

We have a Code of Business Ethics that governs all of our employees, including our CEO, CFO, principal accounting officer or persons performing similar functions.  We will provide a copy of our code free of charge to any person upon written request to us at the following address: 90 Madison Street, Suite 700, Denver, CO 80206 Attn: Corporate Secretary.

Audit Committee Financial Expert

Our Board of Directors has determined that there is no Audit Committee financial expert serving on our Audit Committee. As we are not a listed issuer as that term is defined in Rule 10A-3 under the Exchange Act, we are not required to have a financial expert serving on our Audit Committee.

EXECUTIVE COMPENSATION

The following table sets forth, for the last two fiscal years, the compensation earned for the services rendered in all capacities by our Chief Executive Officer (principal executive officer) and the Company’s two most highly compensated executive officers who earned more than $100,000. The individuals in the table are referred to herein as the “named executive officers.”

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($) (1)	Total ($)
Marc Geman Chief Executive Officer	2008 2007	353,043 150,000	- 73,000	91,716 95,561	444,759 318,561
Arnold Tinter Chief Financial Officer	2008 2007	196,135 135,000	- 25,000	63,991 101,837	260,126 261,837
Anthony Walker Chief Operating Officer	2008 2007	147,101 100,000	10,000	51,708 48,843	198,809 158,843

(1)
The value of the options granted during 2008 was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:  expected volatility of 43.18%, expected term of 2.5 years, risk-free interest rate of 2.4% and no expected dividend yield.  The value of the options granted during 2007 was estimated with the following weighted average assumptions:  expected volatility of 41.66%, expected term of 2.5 years, risk-free interest rate of 5.9% and no expected dividend yield.

(2)
Under Mr. Geman’s employment agreement, his salary increased to $360,000 per annum effective January 1, 2008.  Subsequent to December 31, 2008 Mr. Geman agreed to reduce his salary to $250,000 per annum until such time as economic conditions improve.  The bonus awarded in 2007 was granted by the Compensation Committee of the Board of Directors.  Mr. Geman receives no compensation for his services as a director.

(3)
From January 2007 to July 2007, Mr. Tinter was compensated as an independent contractor at the rate of $5,000 per month.  Subsequent to July 1, 2007, Mr. Tinter became a full-time employee of our Company and under a verbal agreement received $12,500 per month as compensation through December 31, 2007 and $200,000 per annum through December 31, 2008.  Subsequent to December 31, 2008 Mr. Tinter agreed to reduce his salary to $162,500 per annum until such time as economic conditions improve.  The bonus awarded in 2007 was granted by the Compensation Committee of the Board of Directors.

(4)
Under Mr. Walker’s employment agreement, his salary increased to $150,000 per annum effective January 1, 2008.  Subsequent to December 31, 2008 Mr. Walker agreed to reduce his salary to $100,000 per annum until such time as economic conditions improve.  The bonus awarded in 2007 was granted by the Compensation Committee of the Board of Directors.  Mr. Walker receives no compensation for his services as a director.

The value of option awards are the dollar amount recognized for financial statement reporting purposes.

The following table sets forth, at December 31, 2008, information concerning unexercised options for each named executive officer.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Marc Geman	500,000[1] 500,000[2] 340,000[3] -	- - - 150,000[4]	- - -	0.6325 1.2600 0.900 0.725	9/20/12 12/14/12 3/17/13 8/6/13
Arnold Tinter	125,000[5] 400,000[1] 500,000[2] 200,000[3]	75,000[5] - 100,000[4]	- - -	0.2500 0.5750 1.1500 0.820 0.655	1/25/12 9/20/12 12/14/12 3/17/13 8/6/13

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Anthony Walker	300,000[1] 180,000[3]	100,000[4]	-	0.6325 0.900 0.725	9/20/12 3/17/13 8/6/13

(1)	Options vested September 20, 2007.
(2)	Options vested June 14, 2008.
(3)	Options vested September 17, 2008.
(4)	Options vested February 6, 2009
(5)	50,000 options vested January 25, 2007, 75,000 options vest January 25, 2008 and 75,000 options vested January 25, 2009.

There are no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

Other than as discussed below in “Executive Compensation – Employment Agreements,” there are no contracts, agreements, plans or arrangements, written or unwritten, that provide for payment to a named executive officer at, following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of our company or a change in the named executive officer’s responsibilities following a change in control, with respect to each named executive officer.

The following table sets forth, for the year ended December 31, 2008, the compensation earned for the services rendered in all capacities by our directors.

DIRECTOR COMPENSATION
Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Raymond BonAnno (1)	-	-	24,205	-	-	-	24,205
Presley Reed (2)	-	-	24,205	-	-	-	24,205

(1)
During the year ended December 31, 2008, Mr. BonAnno was awarded options to purchase 500,000 shares of common stock, all of which were outstanding, vested and exercisable at December 31, 2008.  The exercise price of the options is $.185 per share.  The options expire November 24, 2013.

(2)
During the year ended December 31, 2008, Mr. Reed was awarded options to purchase 500,000 shares of common stock, all of which were outstanding, vested and exercisable at December 31, 2008.  The exercise price of the options is $.185 per share.  The options expire November 24, 2013

The value of option awards are the dollar amount recognized for financial statement reporting purposes.  The value of the options granted during 2008 was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:  expected volatility of 43.18%, expected term of 2.5 years, risk-free interest rate of 2.4% and no expected dividend yield.

Employment Agreements

We have an employment agreement with our Chief Executive Officer, Marc Geman. His base salary is currently $360,000 per annum. The term is for three years and ends on August 13, 2009. If Mr. Geman is terminated without cause or resigns with good reason (as defined in his agreement, which good reason includes a change in control), then he receives a lump sum payment of his salary for a 12-month period as severance.

We have an employment agreement with our Chief Operating Officer, Anthony Walker. His base salary is currently $150,000 per annum.  The term is for two years and ended on August 13, 2008, and we are continuing even though there is no formal agreement.  If Mr. Walker is terminated without cause or resigns with good reason (as defined in his agreement, which good reason includes a change in control), then he receives a lump sum payment of his salary for a 12-month period as severance.

We have an employment agreement with our Chief Culinary Officer, Kevin Morrison. His base salary is currently $150,000 per annum. The term is for two years and ended on August 13, 2008, and we are continuing even though there is no formal agreement.  If Mr. Morrison is terminated without cause or resigns with good reason (as defined in his agreement, which good reason includes a change of control), then he receives a lump sum payment of his salary for a 12-month period as severance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our capital stock as of April 1, 2009 by (i) each person known by us to be the beneficial owner of more than five percent of the outstanding common stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group.

The number of shares beneficially owned is determined under the rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and any shares that the person has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the table does not, however, constitute an admission by the named shareholder that the shareholder is a direct or indirect beneficial owner of those shares.

Unless otherwise indicated, each person named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person. Unless otherwise indicated, the address of each of the following persons is 90 Madison Street, Suite 700, Denver, Colorado 80206. All percentages of common stock beneficially owned by the listed persons are based upon 54,387,347 shares of common stock outstanding at April 1, 2009, and shares of common stock subject to options, warrants and convertible securities within 60 days of the date hereof are deemed to be outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed to be outstanding for computing the percentage of any other person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Marc Geman (1)	7,492,264	13.41%
Common Stock	Anthony Walker (2)	6,674,036	12.14%
Common Stock	Kevin Morrison (3)	5,665,100	10.36%
Common Stock	Raymond BonAnno (4)	3,185,525	5.77%
Common Stock	Presley Reed (5)	5,541,784	9.71%
Common Stock	Arnold Tinter (6)	1,400,000	2.51%
Common Stock	EWM Investments (7)	4,122,300	7.58%
Common Stock	All Directors and Executive Officers as a Group (6 persons)	29,958,709	52.84%

Preferred Stock	Raymond BonAnno	12	1.70%
Preferred Stock	Presley Reed	120	17.02%
_________________
(1)	Includes 1,490,000 shares based on options exercisable within 60 days.

(2)	Includes 580,000 shares based on options exercisable within 60 days.

(3)	Includes 300,000 shares based on options exercisable within 60 days.

(4)
Includes 2,360,445 shares owned of record by the BonAnno Family Partnership; Raymond BonAnno has voting and dispositive power over such shares, 15,080 owned by Raymond BonAnno and Joan BonAnno, 120,000 shares based on conversion of Series A Preferred Stock owned jointly by Mr. BonAnno and his wife, 90,000 shares based on exercise of warrants jointly owned by Mr. BonAnno and his wife, and 600,000 shares based on options exercisable within 60 days.

(5)
Includes 1,695,376 shares owned jointly by Presley and Patricia Reed, 1,146,408 shares owned by the Presley Reed 1999 Family Trust, of which Patricia Reed, Mr. Reed’s wife, is the beneficiary, 1,200,000 shares based on conversion of Series A Preferred Stock owned jointly by Mr. Reed and his wife, 900,000 shares based on exercise of warrants jointly owned by Mr. Reed and his wife, and 600,000 shares based on options exercisable within 60 days.

(6)	Includes 1,025,000 shares based on options exercisable within 60 days.

(7)	Ernest Moody has sole voting and dispositive power over the shares owned of record by EWM Investments.

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 with respect to our 2006 Stock Option Plan, the only compensation plan under which our equity securities are authorized for issuance, which plan was approved by our shareholders in 2006.
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,146,250	$0.646	1,353,750
Equity compensation plans not approved by security holders	None		None
Total	6,146,250	$0.646	1,353,750

Change in Control

To the knowledge of management, there are no present arrangements that may result in a change of control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Two of our officers, Anthony Walker and Kevin Morrison, were also the founders and sole members of Spicy Pickle, LLC. Spicy Pickle, LLC created the Spicy Pickle restaurant concept, and its primary business was the operation of the three original Spicy Pickle restaurants. When Spicy Pickle Franchising, LLC was formed in January 2003, each of Mr. Walker, Mr. Morrison and Marc Geman contributed approximately $1,000 in cash to the Company in exchange for a one-third membership interest in the Company.

In 2006, Arnold Tinter, our Chief Financial Officer, received 100,000 shares from us as payment for financial consulting services he provided prior to being employed by the Company as its Chief Financial Officer.

On December 14, 2007, Raymond BonAnno and Presley Reed, two of our directors, Keith and Angela Oxenreider, the son-in-law and daughter of director Raymond BonAnno, and R. James BonAnno, Jr., the son of director Raymond BonAnno, participated in the transaction pursuant to which we sold an aggregate of 705 shares of Series A Preferred Stock and warrants to purchase an aggregate of 5,287,500 shares of common stock for an aggregate purchase price of $5,992,500. Mr. BonAnno and his wife purchased 12 shares of Series A Preferred Stock and warrants to purchase 90,000 shares of common stock for $102,000. Mr. Reed and his wife purchased 120 shares of Series A Preferred Stock and warrants to purchase 900,000 shares of common stock for $1,020,000. Mr. and Mrs. Oxenreider purchased 12 shares of Series A Preferred Stock and warrants to purchase 90,000 of common stock for $102,000. Mr. BonAnno, Jr. purchased 12 shares of Series A Preferred Stock and warrants to purchase 90,000 of common stock for $102,000.

In 2007, Jones and Cannon PC, a law firm of which L. Kelly Jones (a director of the Company) is a partner, received for legal services rendered $19,000 in cash and 50,000 shares of common stock valued at $20,000. As of April 1, 2009, we owe Jones and Cannon PC approximately $25,000 for legal services rendered.  Mr. Jones is no longer a director of the Company.

In December 2008 Raymond BonAnno and Presley Reed, two of our directors granted the Company a line of credit which expires January 31, 2010.  The line of credit is for an aggregate of $550,000 and bears interest at a rate of one percent above the prime rate and is secured by certain assets of the Company.  At December 31, 2008 the interest rate on the borrowings was 4.25% and balance outstanding was $100,000.

DESCRIPTION OF SECURITIES

As of April 1, 2009, we have 54,387,347 shares of common stock outstanding and 649 shares of preferred stock outstanding. We have the authority to issue 200,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

The holders of the common stock are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available therefor. We have not paid cash dividends on our common stock in the past, and we do not expect to pay any within the foreseeable future since we expect to reinvest our earnings. In the event we liquidate, dissolve or windup our operations, either voluntarily or involuntarily, each outstanding share of the common stock is entitled to share equally in our assets after payment of liabilities and amounts payable in such event to the holders of our Series A Preferred Stock. Each outstanding share of the common stock is entitled to equal voting rights consisting of one vote per share.

Preferred Stock

The preferred stock may be issued from time to time in one or more classes or series. Our Board of Directors is authorized to issue shares of preferred stock in one or more classes or series and, by filing a certificate pursuant to the applicable law of the State of Colorado, to establish from time to time the number of shares to be included in each such class or series, and to fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations and restrictions thereof prior to issuance. Each such class or series of preferred stock shall have such voting powers, full or limited, or no voting powers, as shall be authorized by the Board of Directors and stated in the applicable preferred stock designation. The common stock shall be subject to the express terms of any series of preferred stock. Except as required by a preferred stock designation or applicable law, holders of preferred stock shall not be entitled to vote at or receive notice of any meeting of shareholders.

In connection with the sale of the Series A Preferred Stock, the Company adopted a Certificate of Designation of Preferences, Rights and Limitations of Series A Variable Rate Convertible Preferred Stock (the “Certificate of Designation”) on December 14, 2007. The Certificate of Designation designates up to 705 shares of Series A Preferred Stock, and each share of Series A Preferred Stock has a stated value equal to $8,500 (the “Stated Value”).

The Certificate of Designation provides that the Series A Preferred Stock is further subject to the following rights and preferences:

The Company shall pay each holder of Series A Preferred Stock cumulative dividends at a rate per share of 5% per annum until the second anniversary of the original issue date, 7.5% per annum from the second anniversary of the original issue date until the third anniversary of the original issue date, and 14% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on July 1, 2008, and upon conversion or redemption of the Series A Preferred Stock. Such dividends are payable in cash or, at the Company’s option, in shares of common stock or a combination thereof.

Except as otherwise provided in the Certificate of Designation or as required by law, the Series A Preferred Stock have no voting rights. Without the affirmative vote of 65% or more of the then-outstanding shares of Series A Preferred Stock, the Company may not authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation of the Company senior to or otherwise pari passu with the Series A Preferred Stock, adversely affect any rights of the holders of Series A Preferred Stock, or increase the number of authorized shares of Series A Preferred Stock.

Each share of Series A Preferred Stock is convertible, at any time after the original issue date, at the option of the holder of such share, into that number of shares of common stock determined by dividing the Stated Value by the conversion price for the Series A Preferred Stock. The conversion price for the Series A Preferred Stock is $0.85, subject to adjustment as provided in the Certificate of Designation.

Subject to certain restrictions as provided in the Certificate of Designation, the Company may redeem some or all of the then-outstanding Series A Preferred Stock for cash in an amount provided in the Certificate of Designation. The Company may redeem the Series A Preferred Stock at any time after the date on which a registration statement registering for resale the shares of common stock into which the shares of Series A Preferred Stock are convertible is declared effective by the SEC.

Upon any liquidation, dissolution or winding-up of the Company, the holders of Series A Preferred Stock will be entitled to receive out of assets an amount equal to the Stated Value, plus any accrued and unpaid dividends or any other fees or liquidated damages owing thereon, for each share of Series A Preferred Stock before the Company may make any distribution or payment to the holders of common stock.

The Series A Preferred Stock is subject to certain anti-dilutive adjustments, including but not limited to adjustments for stock dividends and stock splits, issuance by the Company of equity securities below a certain price and issuance by the Company of options or rights to purchase or reprice equity securities below a certain price.

Warrants

In connection with the sale of the Series A Preferred Stock, the Company issued to each purchaser a warrant to purchase up to that number of shares of common stock equal to 75% of such purchaser’s subscription amount divided by $0.85, with an exercise price equal to $1.60 per share, subject to adjustment as provided therein. Each warrant is exercisable immediately and for a term of five years from the date of issuance. In addition, in connection with the sale of the Series A Preferred Stock, the Company issued to the placement agent in the transaction warrants to purchase 288,400 shares of common stock exercisable at $1.60 per share beginning one year after the date of issue and continuing for a period of five years from the date of issue. The placement agent may be entitled to receive warrants to purchase an additional 216,300 shares of common stock based on subsequent exercises of warrants by certain investors.

Transfer Agent

Our transfer agent, Corporate Stock Transfer, Inc., is located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209 and its phone number is (303) 282-4200.

LEGAL MATTERS

The validity of the common stock to be sold under this prospectus will be passed upon for us by Dill Dill Carr Stonbraker & Hutchings, P.C.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2008 have been audited by Eide Bailly LLP, an independent registered public accounting firm, as stated in their report. The consolidated financial statements as of and for the year ended December 31, 2007 have been audited by Gordon, Hughes & Banks, LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements have been set forth in this prospectus in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation and Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted under Colorado law. Our Board of Directors is obtaining quotations on the cost of an insurance policy covering officers and directors for claims made that such officers and directors may otherwise be required to pay for or for which we would be required to indemnify them, subject to certain exclusions.

Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our Articles and Bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We will file annual reports on Form 10-K and quarterly reports on Form 10-Q with the SEC as well as other required SEC filings. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) you can access that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We will also make copies of our SEC filings available free of charge on our website www.spicypickle.com.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firm	F-1 – F-2

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2008 and 2007	F-4

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2008 and 2007	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008 and 2007	F-6

Notes to Consolidated Financial Statements	F-7 – F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Spicy Pickle Franchising, Inc.
Denver, Colorado

We have audited the accompanying consolidated balance sheet of Spicy Pickle Franchising, Inc. (the “Company”) as of December 31, 2008 and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spicy Pickle Franchising, Inc. as of December 31, 2008 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ EIDE BAILLY LLP

Greenwood Village, Colorado
March 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Spicy Pickle Franchising, Inc.
Denver, Colorado

We have audited the accompanying consolidated balance sheet of Spicy Pickle Franchising, Inc. as of December 31, 2007 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spicy Pickle Franchising, Inc as of December 31, 2007 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GORDON, HUGHES & BANKS

Greenwood Village, Colorado
March 21, 2008

Spicy Pickle Franchising, Inc.
Consolidated Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$287,482	$5,405,069
Current portion of notes receivable	35,000	40,000
Accounts receivable, trade, net	251,173	60,489
Inventory	34,180	11,383
Prepaid expenses and other current assets	63,449	184,498
Total current assets	671,284	5,701,439
Property and equipment, net of accumulated depreciation	1,897,639	685,751
Other assets:
Notes receivable, less current portion	-	40,000
Deposits and other assets	81,806	12,869
Goodwill and other intangible assets	2,914,461	-
Total other assets	2,996,267	52,869
Total assets	$5,565,190	$6,440,059

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$440,190	$441,096
Accrued expenses and compensation	247,340	89,827
Accrued dividends	137,889	-
Deferred franchise revenue	771,500	770,000
Other	-	2,300
Total current liabilities	1,596,919	1,303,223
Notes payable to related parties	100,000	-
Long-term debt	500,000	-
Deferred rent expense	93,052	-
Total long-term liabilities	693,052	-

Minority interest	51,955	-

Commitments and contingencies

Stockholders' equity:
Preferred stock, $.001 par value, 20,000,000 shares authorized,
649 and 705 shares of Series A Variable Rate
Convertible Preferred Stock, stated value $8,500
per share, issued and outstanding in 2008 and 2007, respectively	4,418,941	4,801,124
Common stock, $.001 par value, 200,000,000 shares
authorized, 53,535,247 and 47,634,053 shares issued
and outstanding in 2008 and 2007, respectively	53,535	47,634
Additional paid in capital	9,548,678	5,546,692
Fair value of common stock warrants	873,825	873,825
Accumulated (deficit)	(11,658,300)	(5,562,772)
Accumulated comprehensive income (loss)	(13,415)	-
Deferred compensation	-	(569,667)
Total stockholders' equity	3,223,264	5,136,836

Total liabilities and stockholders’ equity	$5,565,190	$6,440,059
See the accompanying notes to the consolidated financial statements

Spicy Pickle Franchising, Inc.
Consolidated Statements of Operations and Comprehensive Loss
For The Years Ended December 31, 2008 and 2007

	2008	2007
Revenue:
Restaurant and bakery sales	$3,110,351	$30,730
Franchise fees and royalties	1,307,295	1,243,263
Total revenues	4,417,646	1,273,993

Operating costs and expenses:
Restaurant and bakery:
Cost of sales	1,090,129	30,383
Labor	1,434,518	33,137
Occupancy	436,889	44,423
Depreciation	256,147	3,876
Other operating costs	490,073	38,675
Total restaurant and bakery operating costs	3,707,756	150,494

Franchise and general:
General and administrative	6,291,136	4,735,854
Depreciation	29,455	22,744
Total franchise and general	6,320,591	4,758,598
Total operating costs and expenses	10,028,347	4,909,092

(Loss) from operations	(5,610,701)	(3,635,099)

Other income (expense):
Loss on sale of assets	(32,015)	-
Interest income	72,472	51,252
Interest (expense)	(42,504)	(18,037)
Total other income (expense):	(2,048)	33,215

Net (loss)	(5,612,749)	(3,601,884)
Dividend on preferred stock	(295,185)	-
Net (loss) attributable to common shareholders	(5,907,934)	(3,601,884)

Other comprehensive (loss):
Foreign currency exchange (loss)	(13,415)	-
Comprehensive (loss)	$(5,921,349)	$(3,601,884)

Per share information - basic and fully diluted:
Weighted average shares outstanding	49,487,007	44,315,486
Net (loss) per share attributable to common shareholders	$(0.12)	$(0.08)

See the accompanying notes to the consolidated financial statements

Spicy Pickle Franchising, Inc.
Consolidated Statement of Stockholders’ Equity
For The Years Ended December 31, 2008 and 2007

					Additional	Common			Accumulated
	Preferred Stock		Common Stock		Paid in	Stock	Deferred	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Warrants	Compensation	(Deficit)	(Loss)	Total

Balances at January 1, 2007	-	$-	40,996,455	$40,996	$1,161,516	$-	$-	$(610,667)	$-	$591,845
Common shares issued for cash and services in connection with registered offering	-	-	4,352,780	4,353	1,574,398	-	-	-	-	1,578,751
Common shares issued for services	-	-	2,284,818	2,285	1,109,142	-	(871,292)	-	-	240,135
Preferred shares issued for cash	705	5,622,996	-	-	-	-	-	-	-	5,622,996
Allocation of fair value common stock warrants	-	(821,872)	-	-	-	821,872	-	-	-	-
Fair value of placement consultant warrants	-	-	-	-	(51,953)	51,953	-	-	-	-
Beneficial conversion dividend on preferred stocks	-	-	-	-	1,350,221	-	-	(1,350,221)	-	-
Fair value of stock options granted	-	-	-	-	403,368	-	-	-	-	403,368
Amortization of deferred compensation	-	-	-	-	-	-	301,625	-	-	301,625
Net (loss) for the year	-	-	-	-	-	-	-	(3,601,884)	-	(3,601,884)
Balances at December 31, 2007	705	4,801,124	47,634,053	47,634	5,546,692	873,825	(569,667)	(5,562,772)	-	5,136,836

Common shares issued for cash	-	-	82,500	83	25,417	-	-	-	-	25,500
Common shares issued for services	-	-	80,000	80	69,920	-	(70,000)	-	-	-
Common shares issued for asset acquisition	-	-	5,177,500	5,177	2,497,038	-	-	-	-	2,502,215
Conversion of preferred stock	(56)	(382,183)	561,194	561	381,622	-	-	-	-	-
Cancellation of service contract	-	-	-	-	-	-	23,467	-	-	23,467
Dividends on preferred stock	-	-	-	-	(295,185)	-	-	-	-	(295,185)
Beneficial conversion dividend on preferred stock	-	-	-	-	482,779	-	-	(482,779)	-	-
Fair value of stock options granted	-	-	-	-	840,395	-	-	-	-	840,395
Amortization of deferred compensation	-	-	-	-	-	-	616,200	-	-	616,200
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(13,415)	(13,415)
Net (loss) for the year	-	-	-	-	-	-	-	(5,612,749)	-	(5,612,749)
Balances at December 31, 2008	649	$4,418,941	53,535,247	$53,535	$9,548,678	$873,825	$-	$(11,658,300)	$(13,415)	$3,223,264

See the accompanying notes to the consolidated financial statements

Spicy Pickle Franchising, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2008 and 2007
	2008	2007
Cash flows from operating activities:
Net (loss)	$(5,612,749)	$(3,601,884)
Adjustments to reconcile net (loss) to net cash (used in)
operating activities:
Depreciation	285,602	26,620
Stock based compensation expense	1,480,062	901,201
Loss on sale of assets	32,015	-
Changes in operating assets and liabilities:
Accounts receivable, trade	(191,263)	3,108
Notes receivable	80,000	(80,000)
Prepaid expenses and other	93,004	(155,327)
Inventories	(29,650)	20,586
Deposits	(70,937)	17,238
Accounts payable, trade	(907)	385,656
Accrued expenses and compensation	157,513	26,529
Deferred franchise revenue	1,500	85,000
Other liabilities	-	(53,925)
Net cash (used in) operating activities	(3,775,810)	(2,425,198)

Cash flows from investing activities:
Purchase of property and equipment	(762,400)	(584,389)
Proceeds from sale of assets	76,319	-
Investment in purchased subsidiaries	(621,600)	-
Net cash (used in) investing activities	(1,307,681)	(584,389)

Cash flows from financing activities:
Proceeds from exercise of common stock options	25,500	-
Payment of preferred stock dividends	(159,596)	-
Proceeds from note payable to related parties	100,000	-
Repayment of notes payable to related party	-	(30,000)
Proceeds from sale of common stock	-	1,622,678
Proceeds from sale of preferred stock and warrants	-	5,622,996
Net cash (used in) provided by financing activities	(34,096)	7,215,674

Net (decrease) increase in cash and cash equivalents	(5,117,587)	4,206,087
Cash and cash equivalents, beginning of period	5,405,069	1,198,982
Cash and cash equivalents, end of period	$287,482	$5,405,069

Supplemental cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$37,500	$-
Non-cash investing activities:
Notes payable issued for acquisition of assets	$500,000	$-
Common stock issued for acquisition of assets	$2,502,215	$-
Non-cash financing activities:
Common stock issued for offering expenses	-	$43,927
Accrued preferred stock dividends	$137,889	$-
See the accompanying notes to the consolidated financial statements

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements

1. Nature of Business

Spicy Pickle Franchising, Inc. ("Spicy Pickle" or the "Company”) was organized in the State of Colorado on January 14, 2003 as a limited liability company and on September 8, 2006 converted to a corporation. The Company is engaged in the business of marketing and franchising Spicy Pickle restaurants, which specialize in fast casual food featuring fresh, made-to-order, premium submarine-style, deli and Panini sandwiches, salads, soups and soft drinks. Through December 31, 2008, the Company has signed agreements with franchisees to open 102 restaurants. Thirty two of the franchisee-owned restaurants and seven Company-owned restaurants were open as of December 31, 2008.  The restaurants are located in 13 states. The Company continues to interview prospective franchisees and relies on the cash deposits from the franchise sales as well as royalty fees from the existing stores to support the expenses of the business.

The business of each of the Company owned restaurants is operated by a wholly owned subsidiary.

In October 2008 the Company, acquired the operating assets of Bread Garden Franchising, Inc. (“Bread Garden”).  Bread Garden is in the business of marketing and franchising Bread Garden Urban Cafés, restaurants that also specialize in fast casual dining.  At December 31, 2008 there were 11 franchised Bread Garden Urban Cafés located in metropolitan Vancouver in British Columbia, Canada.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern.  The Company incurred a net loss of $5,612,749 for the year ended December 31, 2008 and has incurred significant net losses since inception.

The Company has been developing its franchise network through the sale of franchises and through acquisition.  The Company has relied on fund raising and the sales of new franchises to augment the cash it receives from continuing royalty payments for its cash flow.  The unanticipated economic conditions of 2008 resulted in a significant reduction in the sales of new franchises which has resulted in a significant decrease in the Company’s cash position.  As soon as it became apparent that the economic downturn would not correct itself in 2008, the Company significantly reduced its corporate overhead mostly in the area of personnel cost.

The Company’s ability to fund its operations will depend on the length of time of the current economic downturn, its future performance and its ability to successfully implement its business and growth strategies.  In the event that the Company needs additional capital and is unable to obtain it, it could be left without sufficient liquidity.  The nature of the Company’s business is that a portion of its revenue is a continuing stream from franchisees.  The Company will continually monitor its expenses and reduce those expenses as best it can to match the revenue flow.  Management may elect to raise money during the year ended December 31, 2009 to meet any shortfalls from operations.  However a realization of a significant portion of the assets in the accompanying balance sheet is dependent on the continued operations of the Company, which in turn is dependent on the increase in sales of new franchises, the number of operating franchise restaurants, or the additional capital raised through a placement of its securities.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and our wholly owned subsidiaries, SP Broadway, LLC, SP Chicago, LLC, Crumb Rustic Bakery, LLC, SP Promenade, LLC, SP DU, LLC, SP Federal Heights, LLC, SP Greenwood, LLC, SP Harmony, LLC, SP College Avenue, LLC, all of which are established as Colorado limited liability companies, and SPBG Franchising, Inc., a Canadian corporation.  All material inter-company transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less, at the time of purchase, to be cash equivalents.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

Accounts Receivable
Accounts receivable consists primarily of amounts billed to franchisees for royalties, advertising fees, expenses advanced on behalf of the franchisees and expected rebates from vendors. The Company makes its best estimate of the amounts of probable credit losses in the Company’s existing accounts receivable and provides for such loss as an allowance for doubtful accounts.  At December 31, 2008 and at December 31, 2007, the Company estimated an allowance for doubtful accounts of $70,595.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories
Inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Inventories include food, beverage and supply items at Company-owned or operated locations.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related reasonably assured lease term. The estimated useful lives used for financial statement purposes are:

Computer software and equipment 3 years
Furniture and fixtures 5 to 7 years
Kitchen equipment 5 years
Office equipment 5 years
Leasehold improvements 5 years

Maintenance and repairs of property and equipment are charged to operations. Major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in operations.

Goodwill and Other Intangibles
Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the excess of cost over fair value of net assets acquired in various transactions conducted during 2008.  Other intangibles consist mainly of reacquired franchise rights.

Goodwill and other intangible assets with indefinite lives are not subject to amortization, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), requires a two-step approach for testing impairment. For goodwill, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, the fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. For intangibles with indefinite lives, the fair value is compared to the carrying value. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying amount over its fair value.

As of December 31, 2008, the Company performed an impairment analysis of the goodwill and indefinite lived intangibles assets.  For the year ended December 31, 2008 there was no indication of impairment in goodwill and indefinite lived intangible assets.

Long-Lived Assets
In accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on the Company’s analysis, no impairment charges were recognized for the years ended December 31, 2008 and 2007.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Concentration of Credit Risks
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and trade accounts receivable. The Company’s receivables are primarily from its franchisees. To the extent our franchisees face difficult economic conditions, the Company is exposed to a concentration of credit risk.

The Company’s cash is primarily in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. However, the Company believes the risk of loss to be minimal.

Fair Value Measurements
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements.  Specifically, SFAS 157 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs.  The adoption of this statement had no impact on the Company’s financial statements.  SFAS 157 defines the hierarchy as follows:
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.
Level 2 – Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs.
Level 3 – Significant inputs to pricing that are unobservable as of the reporting date.  The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Revenue Recognition
Initial Franchise Fees - The Company enters into franchise agreements, which grant franchisees the exclusive right to develop and operate businesses at certain locations. Initial franchise fees are recognized as revenue when all material services and conditions required to be performed by the Company have been substantially completed, which is generally when the business commences operations. Initial franchise fees were established at $45,000 and $35,000 for the years ended December 31, 2008 and 2007, respectively.  Franchise fees recognized were $252,500 and $497,500 for the years ended December 31, 2008 and 2007 respectively.

Royalty Fees - Pursuant to the franchise agreements, franchisees are required to pay royalties to the Company based on 5% of weekly gross sales as reported to the Company through the franchisees’ point of sales systems. The royalties are recognized as revenue in the period corresponding to the sales reporting period. Royalty fees were $819,489 and $577,334 for the years ended December 31, 2008 and 2007, respectively.

Product Sales – During the year ended December 31, 2007 the Company sold logo products to its franchisees. Sales were recognized when products are shipped to the franchisee. Product sales were $17,411 for the year ended December 31, 2007.  As of December 31, 2008 the Company is using a third party to provide logo products to its franchisees.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

Rebates - Rebates received from purveyors that supply products to the Company's franchisees are included in Franchise Fees and Royalties. The rebates are recorded when earned. Rebates that relate to company-owned restaurants are offset against restaurant cost of sales. Rebates related to franchisees were $235,305, and $151,020 for the years ended December 31, 2008 and 2007, respectively.

Restaurant and Bakery Sales - The Company records revenue from restaurant and bakery sales upon delivery of the related food and other products to customers, which, in the case of the bakery, are our franchisees.  There were no bakery sales in 2007.

Advertising Costs
Franchisees must contribute to an advertising fund established by the Company at a rate of up to 2% for the Spicy Pickle brand and 1.5% for the Bread Garden Urban Café brand of total franchisee gross sales. The Company, at its discretion, may spend more or less than actual advertising receipts from the franchises. Advertising fees collected were $375,477 and $291,881 for the years ended December 31, 2008 and 2007, respectively. These fees are offset against advertising expenses, which are recognized when incurred. The Company incurred advertising expense of $828,335 and $443,566 in 2008 and 2007, respectively, including those from the advertising fund and the Company’s own advertising expenses. The net amounts reflected in the financial statements are $452,858 and $151,685 in 2008 and 2007, respectively.

Income Taxes
The provision for income taxes is determined in accordance with the provisions of SFAS 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes” (“FIN 48”). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. FIN 48 is effective for fiscal years beginning after December 15, 2006.

FIN 48 became effective for the Company on January 1, 2007. The cumulative effect of adopting FIN 48 on January 1, 2007 has been recorded net in deferred tax assets, which resulted in no FIN 48 liability on the balance sheet. The total amount of unrecognized tax benefits as of the date of adoption was zero. There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit the Company’s tax returns from 2006 through the current period. The Company’s policy is to account for income tax related interest and penalties in income tax expense in the statement of operations. There have been no income tax related interest or penalties assessed or recorded. Because the Company has provided a full valuation allowance on all of its deferred tax assets, the adoption of FIN 48 had no impact on the Company’s effective tax rate.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

Rent Expense
The Company recognizes rent expense on a straight-line basis over the reasonably assured lease term as defined in SFAS No. 98, "Accounting for Leases.'' In addition, certain of the Company's lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. Beginning January 1, 2006, the Company adopted FASB Staff Position (“FSP”) No. FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period'' ("FSP 13-1''). FSP 13-1 states that rental costs associated with operating leases must be recognized as rental expense allocated on a straight-line basis over the lease term, which includes the construction period.  Deferred rent expense at December 31, 2008 was $93,052 and will be charge to rent expense over the life of the leases to which it relates.

The Company includes any rent escalations and construction period and other rent holidays in its determination of straight-line rent expense. Therefore, rent expense for new locations is charged to expense beginning with the start of the construction period.

Equity-Based Compensation
On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in our adoption of SFAS 123(R).

The Company has adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. Our financial statements as of and for the year ended December 31, 2007 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2008 and 2007 was $840,395 and $403,368, respectively, which consisted of stock-based compensation expense related to employee stock options.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our statement of operations. Prior to the adoption of SFAS 123(R), the Company had no stock-based compensation awarded to employees and directors.

Upon adoption of SFAS 123(R), the Company used the Black-Scholes option-pricing model (“Black-Scholes model”) to determine fair value. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The weighted average fair value of options granted during 2008 of $0.168 was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility of 43.18%, expected term of 2.5 years, risk-free interest rate of 2.4% and no expected dividend yield.

The weighted average fair value of options granted during 2007 of $0.222 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 41.66%, expected term of 2.5 years, risk-free interest rate of 5.9%, and expected dividend yield of 0%.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

Foreign Currency Transactions
Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operations.

The reporting currency of the Company is the United States dollars (“U.S. dollars”) and the accompanying consolidated financial statements have been expressed in U.S. dollars. In addition, one of the Company’s operating subsidiaries in Canada maintains their books and record in their local currency, Canadian dollars, which are the functional currency of the economic environment in which their operations are conducted.

Assets and liabilities of the subsidiary whose functional currency is not the U.S. dollars are translated into US dollars, in accordance with SFAS No 52, “Foreign Currency Translation”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary is recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

Comprehensive Income
SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statement of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Recent Pronouncements
The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS 141R will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" (“SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company believes that SFAS 160 should not have a material impact on our financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future financial position or results of operations.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts--an interpretation of FASB Statement No. 60" ("SFAS 163"). SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 163 on its financial statements but does not expect it to have an effect on the Company's financial position or results of operations.

Also in May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 applies to convertible debt securities that, upon conversion, may be settled by the issuer fully or partially in cash. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years after December 15, 2008, and must be applied on a retrospective basis. Early adoption is not permitted. The Company does not expect it to have an effect on the Company's financial position or results of operations.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, Earnings per Share. Under the guidance of FSP EITF 03-6-1, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. The Company does not expect it to have an effect on the Company's financial position or results of operations.

Also in June 2008, the FASB ratified EITF No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is assessing the potential impact of this EITF 07-5 on the financial condition and results of operations and does not expect it to have an effect on the Company's financial position or results of operations.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP FAS 133-1” and “FIN 45-4”). FSP 133-1 and FIN 45-4 amends disclosure requirements for sellers of credit derivatives and financial guarantees and also clarify the disclosure requirements of SFAS 161.  FSP 133-1 and FIN 45-5 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. The adoption of FSP 133-1 and FIN 45-4 did not have a material impact on the Company’s current financial position or results of operation.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

3. Property and Equipment

Major classes of property and equipment consist of the following:

	2008	2007
Computer software and equipment	$161,860	$86,643
Furniture and fixtures	296,056	47,753
Office equipment	26,681	26,344
Leasehold improvements	1,153,294	392,994
Kitchen equipment	533,862	147,548
Vehicles	17,340	17,340
Construction in progress	41,186	35,303
	2,230,279	753,926
Less: accumulated depreciation	(332,640)	(68,175)
	$1,897,639	$685,751

The Company recorded depreciation expense related to these assets of $285,602 and $26,620 in 2008 and 2007, respectively.

4. Business Combinations

In 2008 the Company made an investment in an existing franchised restaurant, purchased the assets of four existing franchised restaurants and acquired the assets of an existing franchisor in an effort to expand its operations in the Spicy Pickle brand and to franchise another branded concept, Bread Garden Urban Cafés, in the fast casual restaurants industry.

On February 5, 2008, the Company acquired from a franchisee a 60% ownership interest in an existing franchised restaurant operating in Ft. Collins, Colorado.  The Company paid an aggregate of $120,000 for its interest, which included the repayment of a $119,400 note owed by the previous owner to a third party.  The results of the operations have been included in the consolidated financial statements beginning at the acquisition date. The aggregate value ascribed to the assets acquired including minority interest of $80,000 at the purchase date is as follows:

At February 5, 2008:

Current assets	$14,900
Property and equipment	120,718
Lease deposits	7,200
Goodwill	57,182
Total and net assets acquired	$200,000

Goodwill consists of the excess of the purchase price over the fair value of the net assets acquired in connection with this acquisition.  Subsequent to the date of purchase an additional $2,572 was added to goodwill for acquisitions costs.

Subsequent to the acquisition of the minority interest in the franchised restaurant an amount of $28,045 which was owed to the Company by the franchisee was converted to additional equity thereby reducing the minority interest.

On February 21, 2008, the Company acquired substantially all of the assets, including lease assignments, of an existing franchise restaurant location in Chicago, Illinois from a franchisee.  No liabilities were assumed in the

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

transaction. The results of the operations have been included in the consolidated financial statements since November 2007 pursuant to an operating agreement. The aggregate purchase price of $157,300 was paid in cash and allocated in full to property and equipment and lease deposit.  No goodwill was recorded as a result of the transaction.

On March 1, 2008, the Company acquired substantially all of the assets, including lease assignments, of three existing franchise restaurant locations in Colorado from a franchisee.  No liabilities were assumed in the transaction. The results of these operations have been included in the consolidated financial statements since that date.  The acquisition will permit the Company to expand its presence in its home location and is expected to increase sales volume at the acquired locations.  Additionally, the expansion of the company-owned restaurant base will demonstrate to potential franchisees and investors the Company’s commitment to overall Company growth.  The Company also expects to reduce costs through economies of scale.

The aggregate purchase price was $844,310, including $344,310 of cash and three-year notes aggregating $500,000 with interest at 10% per year payable monthly.  Additional consideration may be required if aggregate annual sales for the locations exceed $1,425,000 at a rate of 6% of any such excess through February 28, 2011.  Any additional consideration will be expensed as paid.  The following table summarizes the estimated fair values of the assets acquired at the date of acquisition.

At March 1, 2008:

Current assets	$21,410
Property, and equipment	498,785
Lease deposits	8,290
Other intangible assets	55,000
Goodwill	260,825
Total and net assets acquired	$844,310

Other intangible assets consist of reacquired franchise rights assumed in connection with this acquisition and were recorded in accordance with the provisions of EITF No. 04-1.

Goodwill consists of the excess of the purchase price over the fair value of the net assets acquired in connection with this acquisition.

On October 1, 2008, the Company acquired all of the operating assets of Bread Garden, a company which franchises fast casual restaurants under the trade name Bread Garden Urban Café.  Bread Garden currently has 11 franchised locations in the Vancouver, British Columbia, Canada metropolitan area.  The assets were acquired in exchange for 5,177,500 restricted shares of the registrant’s common stock and warrants to purchase 3,038,750 shares of the registrant’s common stock, 2,700,000 are exercisable at $0.63 per share and 338,750 are exercisable at $0.615 per share.  The warrants are exercisable for five years.  Certain of the shares and warrants are subject to a lock-up agreement.  Pursuant to the lock-up agreement, 4,500,000 shares of the common stock and 2,700,000 of the warrants issued pursuant to the Asset Purchase Agreement, cannot be sold, transferred or otherwise disposed of for a period of one year from the effective date of the closing.  The remaining 677,500 common shares and 338,750 warrants are not covered by the lock-up agreement and are only subject to the restriction of the Securities and Exchange Commission rules and regulations for unregistered securities.

The following table summarizes the estimated fair values of the assets acquired at the date of acquisition.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

At October 1, 2008:

Property, and equipment	$52,175
Lease deposits	7,702
Goodwill	2,538,882
Total and net assets acquired	$2,598,759

Goodwill consists of the excess of the purchase price over the fair value of the net assets acquired in connection with this acquisition.

As of December 31, 2008 the purchase price allocation of the acquisition of this restaurant’s operations is preliminary dependent on finalization of the Company’s valuation assessment in accordance with SFAS No. 141, “Business Combinations.”

The proforma unaudited results of operations for the years ended December 31, 2008 and 2007, assuming that the acquisitions had occurred at the beginning of each period presented, would be as follows:

	2008	2007
Revenue	$4,803,224	$3,462,268
Net loss attributed to common shareholders	$(5,810,697)	$(3,430,300)
Loss per share	$(0.12)	$(0.8)

The $2,859,461 of aggregate goodwill recognized in all of the acquisitions was assigned to the franchise operations segment and the restaurant operations segment in the amounts of $2,538,882 and $320,579, respectively.  The total amount is expected to be deductable over a fifteen year period for tax purposes.

5. Commitments and Contingencies

The Company leases office space, as well as restaurant locations, under non-cancelable operating leases, which expire through 2018.

The aggregate minimum requirements under non-cancelable leases as of December 31, 2008 are as follows:

2009	$458,743
2010	435,447
2011	417,091
2012	378,369
2013	351,734
Later years	876,358
$2,917,742

Rent expense for the years ended December 31, 2008 and 2007 was $529,465 and $146,039, respectively.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

6. Stockholders’ Equity

The Company is authorized to issue two hundred million (200,000,000) shares of common stock, par value $0.001. At December 31, 2008, the Company has reserved 7,417,500 shares of common stock for issuance upon exercise of awards granted under the Company’s 2006 Stock Option Plan (Note 10).

The Company also is authorized to issue twenty million (20,000,000) shares of preferred stock, $0.001 par value. The Board of Directors of the Company is authorized to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designation, powers, preferences and rights of shares to be included in each such class or series. Each such class or series of preferred stock shall have such voting power as shall be authorized by the Board of Directors.

The Company filed a registration statement with the United States Securities and Exchange Commission (“SEC”) that became effective during January 2007. The registration statement covered 8,240,000 common shares of the Company held by shareholders. The Company has not received and will not receive any proceeds from the sales of these shares by the selling shareholders. In addition, the Company registered 10,000,000 common shares to be sold by the Company, and the Company received the proceeds from such sales.  As of December 31, 2007, the Company had sold 4,352,780 of such shares at a price of $.40 per share for gross proceeds of $1,741,112, less offering expenses of $162,361, for net proceeds of $1,578,751.  The offering was terminated November 15, 2007.

The Company completed a private equity financing of $5,992,500 on December 14, 2007, with 14 accredited investors.  Net proceeds from the offering were approximately $5,623,000.  The Company issued 705 shares of its Series A Variable Rate Convertible Preferred Stock, par value $0.001 per share and stated value of $8,500 per share (the “Series A Preferred Stock”). Each share of the Series A Preferred Stock is immediately convertible into 10,000 shares of the Company’s $.001 par value common stock.  This conversion rate implies a discount to the fair value of the common stock of $.26 per share ($1,833,000), which amount will be recorded by the Company $1,350,221 as a current dividend on the Series A Preferred Stock with an additional dividend of $482,779 recorded ratably over a 45-day period immediately subsequent to December 31, 2007.  During the year ended December 31, 2008 56 shares of the Series A Preferred Stock were converted into 561,194 shares of the Company’s $.001 par value common stock.

Additionally, the Company shall pay each holder of Series A Preferred Stock cumulative dividends at a rate per share of 5% per annum until the second anniversary of the original issue date, 7.5% per annum from the second anniversary of the original issue date until the third anniversary of the original issue date, and 14% per annum thereafter, payable semi-annually on January 1 and July 1, beginning on July 1, 2008, and upon conversion or redemption of the Series A Preferred Stock. Such dividends are payable in cash or, at the Company’s option, in shares of common stock or a combination thereof.  The dividend on the Series A Preferred stock for the year ended December 31, 2008 was $298,485.  Subsequent to December 31, 2008 the Company issued 798,555 shares of its $.001 par value common stock in settlement of $135,035 of the accrued dividend at December 31, 2008 and cash of $2,854.

The terms of the Series A Preferred Stock include certain “Non-Cash Redemption Triggering Events” that may be considered to be outside of the control of the Company that would, if occurring and elected by the investor, require the Company to (a) redeem all of the Series A Preferred Stock then held by the investors for a redemption price, in shares of common stock, equal to a number of shares of common stock equal to the stated redemption amount divided by 75% of the average of the 10 daily volume weighted average price calculations (“VWAPs”) immediately prior to the date of redemption election or (b) increase the dividend rate on all of the outstanding Series A Preferred Stock held by the investor to 18% per annum thereafter.

Additionally, the investors received warrants to purchase an aggregate of 5,287,500 shares of the Company’s $.001 par value common stock at an exercise price of $1.60 per share. Should the warrants be exercised in full, the Company would receive additional proceeds from the offering of $8,460,000.

The warrants that each investor received as a result of the Series A Preferred Stock financing are exercisable immediately at an exercise price of $1.60 per share.  The Company was obligated to register the common shares

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

underlying the warrants within 180 days of the closing date in order to avoid cash penalties which could amount to an aggregate of $719,100.  The Company completed the registration of the shares during February 2008.  No warrants were exercised during the year ended December 31, 2008.

The Company has determined the fair value of the warrants as of the issuance date. The Company used the Black-Scholes option-pricing model with the following assumptions: an expected life equal to half of the contractual term of the warrants, no dividends, a risk free rate of 5.5%, and volatility of 39%. Under the assumptions, the Black-Scholes option pricing model yielded an aggregate fair value of approximately $952,500.  A portion of this amount ($821,872) has been allocated to Common Stock Warrants in the accompanying balance sheet based upon the percentage relationship of the warrant fair value to the total fair value of the offering multiplied by the gross proceeds of the offering.

In connection with this financing, the Company paid cash compensation to a placement consultant in the amount of $369,500 and issued it 288,400 placement consultant warrants (fair value $51,953), exercisable at $1.60 per share for a period of five years from the date of issue.  Also, the placement consultant may be entitled to 216,300 additional warrants based on subsequent exercise of warrants by certain investors. The fees were recorded as a cost of capital.

Proceeds were used during 2008 for the acquisition and /or internal development of eight Company owned restaurant locations, the bakery facility and to fund working capital requirements.

In addition, the Company issued 80,000 shares and 2,284,818 shares of common stock to non-employees for services rendered during 2008 and 2007, respectively. The Company recorded the shares at their fair value at the issue dates with fair value determined to be equivalent to the then-current market price.  For the year ended December 31, 2008 the fair value of the shares amounted to an aggregate of $70,000 which was recorded as deferred compensation.  For the year ended December 31, 2007 the fair value of the shares amounted to an aggregate of $1,067,500 of which $196,208 has been recorded as current expenses for consulting services with the remaining balance of $871,292 recorded as deferred compensation costs. All of the deferred compensation was amortized to expense during 2008.

During the year ended December 31, 2008, holders of 82,500 common stock purchase options issued pursuant to Company’s 2006 Stock Option Plan (see Note 10) exercised their options, pursuant to which the Company issued 82,500 shares of common stock resulting in $25,500 of proceeds to the Company.

7. Earnings Per Share Data

Earnings per share is based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options, restricted stock, and other stock-based compensation. Earnings per common share are computed in accordance with SFAS No. 128 "Earnings Per Share,'' which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the year. At December 31, 2008 and 2007, any equivalents would be anti-dilutive as the Company had losses for the years then ended.

8. Income Taxes

The Company accounts for income taxes under SFAS 109, which requires the use of the liability method. SFAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

Income tax provision (benefit) for the year ended December 31, 2008 and 2007 is summarized below:
	2008	2007
Current:
Federal	$-	$-
State	-	-
Total current	-	-
Deferred:
Federal	(1,606,000)	(1,053,000)
State	(249,000)	(163,000)
Total deferred	(1,855,000)	(1,216,000)
Increase in valuation allowance	1,855,000	1,216,000
Total provision	$-	$-

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

	2008	2007
Income tax provision at the federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	3.3%	3.3%
Effect of net operating loss	(37.3%)	(37.3%)
	0.0%	0.0%

Components of the net deferred income tax assets at December 31, 2008 and 2007 were as follows:

Deferred tax assets:	2008	2007
Net operating loss carryovers	$3,051,000	$1,299,000
Taxable deferred franchise fees	238,000	130,000
Other	9,000	14,000
Valuation allowance	(3,298,000)	(1,443,000)
	$-	$-

SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $3,298,000 allowance at December 31, 2008 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $1,855,000.

As of December 31, 2008, the Company has a net operating loss carry forward of approximately $8,150,000. This loss will be available to offset future taxable income. If not used, this carry forward will expire as follows:

2026	$619,000
2027	$2,807,000
2028	$4,724,000

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

9. Related Party Transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Company rents a suite at a local events center from a partnership in which an officer and member of the Company is a partner. The partnership passed through the rent at the same rate it paid to the event center owner. The booth is used primarily for marketing entertainment purposes. The amounts charged to expense were $75,641 and $75,197 for the years ended December 31, 2008 and 2007, respectively.

In December 2008 two members of the Board of Directors granted the Company a line of credit which expires January 31, 2010.  The line of credit is for an aggregate of $550,000 and bears interest at a rate of one percent above the prime rate and is secured by certain assets of the Company.  At December 31, 2008 the interest rate on the borrowings was 4.25% and balance outstanding was $100,000.

10. Stock-Based Compensation

In October 2006, the Company’s Board of Directors adopted the 2006 Stock Option Plan (“2006 Plan”), which was approved by the Company’s stockholders the same month. The 2006 Plan provides for the grant of up to 7,500,000 shares of the Company’s common stock (subject to certain adjustments in the event of stock splits or other similar events) as incentive stock options. The Company’s Board of Directors has delegated authority to grant awards under the 2006 Plan to the Company’s Compensation Committee.

A summary of stock option activity under the Company’s stock-based compensation plan is set forth below:

			Weighted Average
		Weighted	Remaining
		Average	Contractual Term	Aggregate
	Options	Exercise Price	(in years)	Intrinsic Value
Outstanding January 1, 2007	100,000	$0.25		$7,590
Granted	3,960,000	$0.78		893,796
Exercised	-
Cancelled	-
Outstanding December 31, 2007	4,060,000	$0.76	4.80	901,386
Granted	3,060,000	$0.65	4.49	515,232
Exercised	82,500	$0.31		7,997
Cancelled	891,250	$0.98		260,581
Outstanding December 31, 2008	6,146,250	$0.67	4.02	$1,148,040
Exercisable December 31, 2008	5,532,500	$0.65	4.01	$1,060,771

The following table summarizes information concerning outstanding and exercisable options at December 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.25 - $1.29	6,146,250	4.02	$0.67	5,532,500	$0.65

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

11. Business Segment information

The Company operates in three business segments. The Company Restaurant Operations segment is comprised of restaurants owned by the Company.  The company-owned restaurants conduct business under the Spicy Pickle name. These restaurants specialize in fast casual dining featuring fresh, made-to-order, premium submarine, deli and panini sandwiches, salads, soups and soft drinks. Information for this segment for the year ended December 31, 2008 includes the operating activities of eight company-owned restaurants.

The Bakery Operations segment is comprised of the operating activities of a bakery located at one of the Company’s Denver restaurants, which supplies breads and other bakery products for Company and franchisee-owned locations in Colorado.

The Franchise Operations segment is comprised of the operating activities of the franchise business unit, which licenses qualified operators to conduct business under the Spicy Pickle name or the Bread Garden name, and also of the costs to monitor the operations of these restaurants. Under the terms of the agreements, the licensed operators pay royalties and fees to the Company in return for the use of the Spicy Pickle or the Bread Garden name as the case may be.

The following table sets forth certain restaurant data relating to company-owned and franchise-operated restaurants:

	2008	2007
Number of restaurants:
Company-owned:
Beginning of period	1	-
Restaurants opened (includes 4 restaurants converted from franchise owned to company owned)	7	1
Restaurants sold	(1)	-
End of period	7	1

Franchise-operated:
Beginning of period	35	16
Restaurants opened	5	19
Restaurants closed (includes 4 restaurants converted from franchise owned to company owned)	(8)	-
End of period	32	35
System-wide:
Beginning of period	36	16
Restaurants opened (net of conversions from company owned to franchised)	7	20
Restaurants closed	(4)	-
End of period	39	36

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). In 2008 the Company’s bakery segment had sales to the restaurant segment in the amount of $112,594.  There were no inter-segment sales in 2007.  Management has determined that the Company’s reportable segments are strategic business units that offer different products and services.

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

Segment information related to the Company's three business segments follows:

	2008	2007
Revenues:
Company restaurant operations	$2,756,276	$(119,764)
Franchise operations	354,075	-
Franchise operations	1,307,295	(3,515,335)
Total revenues	$4,417,646	$(3,635,099)

Segment profit (loss)
Company restaurant operations	$(560,713)	$102,615
Bakery operations	(64,254)	-
Franchise operations	(4,985,734)	1,200,608
Total profit (loss)	$(5,610,701)	$1,303,223

Segment assets:
Company restaurant operations	$2,014,714	$625,874
Bakery operations	372,146	-
Franchise operations	3,178,330	5,814,185
Total segment assets	$5,565,190	$6,440,059

Segment liabilities:
Company restaurant operations	$1,484,406	$102,615
Bakery operations	24,793	-
Franchise operations	832,727	1,200,608
Total segment liabilities	$2,341,926	$1,303,223

Depreciation and amortization (included in segment profit (loss):
Company restaurant operations	$216,495	$3,876
Bakery operations	39,652	-
Franchise operations	29,455	22,744
Total depreciation and amortization	$285,602	$26,620

Capital expenditures:
Company restaurant operations	$994,025	$561,761
Bakery operations	261,240	-
Franchise operations	2,591,298	22,628
Total capital expenditures	$3,846,563	$584,389

Spicy Pickle Franchising, Inc.
Notes to Consolidated Financial Statements
(Continued)

The Company operates in the United States of America and Canada.  In respect of geographical segment reporting, revenues and total assets are based on the country where the operations are conducted.

Geographic Revenues:
United States of America	$4,256,612	$1,273,993
Canada	74,861	-
Total Revenues	$4,331,473	$1,273,993

Geographic assets:
United States of America, including goodwill of $320,579	$2,952,456	$6,440,059
Canada, including goodwill of $2,538,882	2,612,734	-
Total assets	$5,565,190	$6,440,059

Note 12. Sales of Assets

In December 2008 the Company sold all of the operating assets of one of its restaurants to a new franchisee for approximately $116,000, paid with $81,000 in cash and a note in the amount of $35,000.  The note is payable in ten installment of $3,500 plus accrued interest on the unpaid principal at a rate of 8% per annum.  The note will be fully paid during 2009.  The Company recognized a loss on the sale of approximately $32,000.